                                                       Registration No. 33-36525

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                   FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                       REGISTERED ON FORM N-8B-211:06 AM

               AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                      AMERICAN NATIONAL INSURANCE COMPANY
                           (Exact Name of Depositor)

                                One Moody Plaza
                            Galveston, Texas  77550
         (Complete Address of Depositor's Principal Executive Offices)

Rex D. Hemme                             Jerry L. Adams
Vice President, Actuary                  Greer, Herz & Adams, L.L.P.
American National         With copy to:  One Moody Plaza, 18th Floor
 Insurance Company                       Galveston, Texas 77550
One Moody Plaza
Galveston, Texas  77550
(Name and Address of Agent for Service)

=================================================================
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Securities being offered: Variable Universal Life Insurance Policies.
=================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

               AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT

                             CROSS REFERENCE SHEET
                             ---------------------

Item Number in Form N-8B-2    Caption in Prospectus
--------------------------    ---------------------

     1                        Cover Page
     2                        Cover Page
     3                        Safekeeping of the Separate Account's Assets
     4                        Distribution of the Policies
     5                        American National Insurance Company and the
                              Separate Account
     6                        American National Insurance Company and the
                              Separate Account
     7                        Not Applicable
     8                        Not Applicable
     9                        Legal Proceedings
     10                       American National Insurance Company and the
                              Separate Account; Policy Rights; Charges and
                              Deductions; General Provisions; Voting Rights
     11                       American National Insurance Company and the
                              Separate Account; Fixed Account
     12                       American National Insurance Company and the
                              Separate Account
     13                       Summary; Charges and Deductions

     14                       Payment and Allocation of Premiums
     15                       Payment and Allocation of Premiums
     16                       Payment and Allocation of Premiums
     17                       Policy Rights
     18                       American National Insurance Company and the
                              Separate Account; Fixed Account; Policy Rights;
                              Payment and Allocation of Premiums
     19                       Safekeeping of the Separate Account's Assets
     20                       Not Applicable
     21                       Policy Rights
     22                       Not Applicable
     23                       Not Applicable
     24                       Not Applicable
     25                       American National Insurance Company and the
                              Separate Account
     26                       American National Insurance Company and the
                              Separate Account; Charges and Deductions
     27                       American National Insurance Company and the
                              Separate Account
     28                       American National Insurance Company and the
                              Separate Account; Senior Executive Officers and
                              Directors American National Insurance Company
     29                       American National Insurance Company and the
                              Separate Account
     30                       American National Insurance Company and the
                              Separate Account
     31                       Not Applicable
     32                       Not Applicable
     33                       Not Applicable
     34                       Not Applicable
     35                       American National Insurance Company and the
                              Separate Account
     36                       Not Applicable
     37                       Not Applicable
     38                       Distribution of the Policies
     39                       Distribution of the Policies
     40                       American National Insurance Company and the
                              Separate Account; Distribution of the Policies
     41                       Distribution of the Policies
     42                       Not Applicable
     43                       Not Applicable
     44                       Payment and Allocation of Premiums
     45                       Not Applicable
     46                       Payment and Allocation of Premiums
     47                       American National Insurance Company and the
                              Separate Account; Payment and Allocation of
                              Premiums

     48                       Safekeeping of the Separate Account's Assets
     49                       Not Applicable
     50                       American National Insurance Company and the
                              Separate Account
     51                       Policy Benefits; Payment and Allocation of
                              Premiums; Charges and Deductions
     52                       American National Insurance Company and the
                              Separate Account
     53                       Federal Tax Matters
     54                       Not Applicable
     55                       Appendix - Illustration of Death Benefits and
                              Accumulation Values
     56                       Not Applicable
     57                       Not Applicable
     58                       Not Applicable
     59                       Financial Statements

                           THIS PROSPECTUS DOES NOT
                           CONSTITUTE AN OFFERING IN
                           ANY JURISDICTION IN WHICH
                           SUCH OFFERING MAY NOT BE
                           LAWFULLY MADE. NO DEALER,
                              SALESMAN, OR OTHER
                            PERSON IS AUTHORIZED TO
                            GIVE ANY INFORMATION OR
                           MAKE ANY REPRESENTATIONS
                            IN CONNECTION WITH THIS
                              OFFERING OTHER THAN
                            THOSE CONTAINED IN THIS
                           PROSPECTUS, AND, IF GIVEN
                              OR MADE, SUCH OTHER
                                INFORMATION OR
                           REPRESENTATIONS MUST NOT
                                BE RELIED UPON.

--------------------------------------------------------------------------------

                  VARIABLE UNIVERSAL LIFE II INSURANCE POLICY
                                   ISSUED BY
                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                            GALVESTON, TEXAS 77550
                                (409) 763-4661


  This Prospectus describes a variable universal life insurance policy ("Policy") offered by American National Insurance Company ("American National"), a stock life insurance company. The Policy is designed to provide lifetime insurance protection and at the same time provide flexibility, within limits, to vary the frequency and amount of premium payments and to increase or decrease the level of Death Benefits payable under the Policy.

  The Policy guarantees a death benefit payable at the Insured's death for as long as the Policy remains in force. The policyowner ("Policyowner") may choose either Death Benefit option A (generally, until age 95 a level benefit that equals the Specified Amount of the Policy) or option B (a variable benefit that until age 95 generally equals the Specified Amount plus the Policy's Accumulation Value). Under either Death Benefit option, the Death Benefit at age 95 and thereafter equals the Accumulation Value. The Policy is available only to persons who have an age last birthday of 80 or less at the time the Policy is purchased. The minimum Specified Amount is currently $100,000 for preferred risk classification and $50,000 for all other risk classifications. Determination of insured risk classifications is made in accordance with American National's underwriting guidelines. The Policy provides for a Surrender Value that can be obtained with a partial or total surrender of the Policy, or with a Policy loan. There is no minimum guaranteed Accumulation Value.

  You have the right to examine the Policy and return it for a refund within 10 days after you receive the Policy (the "Refund Period"). (See "Refund Privilege", page XX.)

  Premium payments made under the Policy are paid to American National. The amount of any initial premium payment received with the application will be allocated to the money market portfolio of the American National Fund, as of the issue date, for the first 15 days of the Refund Period. After the expiration of such 15 day period, the initial premium, together with investment gains thereon, and all subsequent premium payments, will be allocated among the twenty subaccounts ("Subaccounts") of the American National Variable Life Separate Account ("Separate Account") available under the Policy and/or the Fixed Account as directed by the Policyowner. The amount of the Policy's Accumulation Value, the duration of the Death Benefit and, if Option B is selected, the amount of the Death Benefit above the Specified Amount, will vary with the investment experience of the selected Subaccounts, and the rate of interest being paid on the amount allocated to the Fixed Account.

  Certain fees and charges are deducted from the Policy's Accumulation Value. A Daily Asset Charge of 1.25% of the Accumulation Value of each Subaccount on an annual basis will be deducted. A monthly policy charge will also be deducted. Such monthly policy charge will range from a maximum of $7.50 plus $XX per $1,000 of Specified Amount at age 0 to a maximum of $7.50 plus $XX per $1,000 of Specified Amount at age 80. In addition, the monthly cost of insurance and any optional insurance benefits will also be deducted.

  Generally, the Policy will continue in force so long as the Accumulation Value is sufficient to pay certain monthly charges imposed in connection with the Policy. However, American National agrees to keep the Policy in force during the first three years ("Guaranteed Coverage Benefit") so long as the Guaranteed Coverage Premium is paid and other policy provisions are met even though, in certain instances, the minimum payment allowed by the contract will not generate positive Surrender Value, after payment of Monthly Deductions, at one or more points during such period.

  The assets of each Subaccount of the Separate Account are invested in shares of a corresponding portfolio of the American National Investments Accounts, Inc. (the "American National Fund"), the Variable Insurance Products Fund ("VIP"), the Variable Insurance Products Fund II ("VIP II") and the Variable Insurance Products Fund III ("VIP III") (collectively the "Fidelity Funds"), and the T. Rowe Price International Series, Inc., and the T. Rowe Price Equity Series, Inc. (the "T. Rowe Price Funds"). The portfolios of the American National Fund, the Fidelity Funds and the T. Rowe Price Funds that are available for investment will sometimes be referred to, individually, as an "Eligible Portfolio" and collectively, as the "Eligible Portfolios". The American National Fund, the Fidelity Funds and the T. Rowe Price Funds are open-end, diversified, series mutual funds. The American National Fund currently has four portfolios, all of which are Eligible Portfolios: The AN Money Market Portfolio, the AN Growth Portfolio, the AN Balanced Portfolio and the AN Managed Portfolio. The Fidelity Funds currently have thirteen portfolios which are Eligible Portfolios: the VIP II Investment Grade Bond, The VIP II Asset Manager, the VIP II Index 500, The VIP Money Market, the VIP Equity-Income, the VIP High Income, the VIP Growth, the VIP Overseas, the VIP II Contrafund, the VIP II Asset Manager: Growth, the VIP III Growth Opportunities, the VIP III Balanced and the VIP III Growth and Income. The T. Rowe Price Funds currently have three portfolios which are Eligible Portfolios: Equity Income, the International Stock and the Mid-Cap Growth. The accompanying prospectuses for the American National Fund, the Fidelity Funds and the T. Rowe Price Funds describe the investment objectives and policies and the risks of each of the Eligible Portfolios. The Separate Account is organized as a unit investment trust.

  Replacing existing insurance with a Policy or purchasing a Policy as a means of obtaining additional insurance protection if the purchaser already owns another variable universal life insurance policy may not be advantageous.

  The Policy is not a deposit or obligation of, nor guaranteed or endorsed by any bank, credit union, broker-dealer or any other financial institution. The Policy is not federally insured by the Federal Reserve Board, or any other agency; and involves investment risks, including the loss or principal.

                    This Prospectus must be accompanied by
   Current Prospectuses or Prospectus Profiles for each Eligible Portfolio. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR BY ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE COMMISSION, OR ANY STATE SECURITIES REGULATORY AUTHORITY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.
                 THE DATE OF THIS PROSPECTUS IS _____________

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS


PAGE

Definitions.........................................     5
Summary.............................................     7
 The Policy.........................................     7
 Policy Benefits and Rights.........................     8
 Flexibility to Adjust Death Benefits...............     9
 Premiums...........................................     9
 Policy Lapse.......................................     9
 Charges............................................    10
 Fees and Expenses Incurred by Eligible Portfolios..    10
 Tax Treatment of the Policy........................    11
 Unisex Policies....................................    11
 Refund Privilege...................................    11
American National Insurance Company
 and the Separate Account...........................    12
  American National Insurance Company...............    12
  The Separate Account..............................    12
 The Funds..........................................    12
 Addition, Deletion or Substitution of Investments..    14
Resolving Material Conflicts........................    14
Fixed Account.......................................    15
Policy Benefits.....................................    15
 Purposes of the Policy.............................    15
 Death Benefit Proceeds.............................    15
 Death Benefit Options..............................    15
 Change in Specified Amount.........................    17
 Methods of Affecting Insurance Protection..........    18
 Duration of the Policy.............................    18
 Accumulation Value.................................    18
 Payment of Policy Benefits.........................    19
General Provisions for Settlement Options...........    20
Policy Rights.......................................    20
 Loan Benefits......................................    20
 Surrenders.........................................    21
 Transfers..........................................    22
 Refund Privilege...................................    22
 Dollar Cost Averaging..............................    22
 Rebalancing........................................    22
 Specialized Uses of the Policy.....................    22
Payment and Allocation of Premiums..................    23
 Issuance of a Policy...............................    23
 Premiums...........................................    23

                                                      PAGE
 Allocation of Premiums and Accumulation Value......    24
 Policy Lapse, Grace Period and Reinstatement.......    24
Charges and Deductions..............................    24
 Premium Charges....................................    25
 Charges from Accumulation Value....................    25
 Surrender Charge...................................    25
 Transfer Charge....................................    25
 Partial Surrender Charge...........................    26
 Daily Charges Against the Separate Account.........    26
 Fees and Expenses Incurred by Eligible Portfolios..    26
 Taxes..............................................    26
General Provisions..................................    26
 The Contract.......................................    26
 Control of Policy..................................    27
 Beneficiary........................................    27
 Change of Beneficiary..............................    27
 Change in Policyowner or Assignment................    27
 Payment of Proceeds................................    27
 Incontestability...................................    27
 Misstatement of Age or Sex.........................    27
 Suicide............................................    27
 Postponement of Payments...........................    27
 Additional Insurance Benefits (Riders).............    27
 Dividends..........................................    27
Distribution of the Policies........................    28
Federal Income Tax Considerations...................    28
Safekeeping of the Separate Account's Assets........    30
Voting Rights.......................................    30
State Regulations of American National..............    31
Senior Executive Officers and Directors
American National Insurance Company.................    32
Legal Matters.......................................    35
Legal Proceedings...................................    35
Experts.............................................    35
Additional Information..............................    35
Financial Statements................................    35
Appendix-Illustration of Death Benefits and
Accumulation Values.................................    67

--------------------------------------------------------------------------------
                                  DEFINITIONS

  Accumulation Value - The total amount that a Policy provides for investment at any time. The determination of Accumulation Value is described on page XX.

 Age at Issue - The age at the Insured's last birthday preceding the Policy
Date.

  American National Fund - The American National Investment Accounts, Inc., a series mutual fund.

  Attained Age - The Age at Issue of the Insured plus the number of complete Policy Years that the Policy has been in force.

  Beneficiary - The Beneficiary is designated by the Policyowner in the application. If changed, the Beneficiary is as shown in the latest change filed and recorded with American National. If no Beneficiary survives the Insured, the Insured's estate will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee.

  Daily Asset Charge - A charge equal to an annual rate of 1.25% of the average daily Accumulation Value of each Subaccount of the Separate Account.


  Date of Issue - The Date of Issue set forth in the Policy and any riders thereto that is used to determine Policy anniversary dates, Policy Years and Monthly Deduction Date.

  Declared Rates - American National guarantees that it will credit interest in the Fixed Account at an effective annual rate of at least 3.0%. American National may, at its discretion, declare higher interest rates for amounts allocated or transferred to the Fixed Account.

  Death Benefit - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

  Death Benefit Proceeds - The proceeds payable to the Beneficiary upon receipt by American National of Satisfactory Proof of Death of the Insured while the Policy is in force equal to: (1) the Death Benefit; plus (2) any additional life insurance proceeds provided by any riders; minus (3) any Policy Debt; minus (4) any unpaid Monthly Deduction that may apply during a grace period.

 Effective Date - The Policy takes effect on the Date of Issue shown on the Policy Data Page upon:

  (1) payment of the first premium, as shown on the Policy Data Page; and

  (2) Policy delivery during the Insured's lifetime and good health.

  Any increase in Specified Amount, addition of a benefit rider, or reinstatement of coverage will take effect on the Monthly Deduction Date which coincides with or next follows the date American National approves an application for such change or for reinstatement of the Policy.

  Eligible Portfolio - A Portfolio of American National Investment Accounts, Inc., Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, T. Rowe Price International Series, Inc., and T. Rowe Price Equity Series, Inc., which corresponds to and in which a Subaccount can be invested.

  Fidelity Funds - The Variable Insurance Products Fund, the Variable Insurance Products Fund II, and Variable Insurance Products Fund III, series mutual funds.

  Fixed Account - An account that is a part of American National's General Account to which all or a portion of premiums and transfers may be allocated for accumulation at fixed rates of interest.

  General Account - The General Account of American National which includes all of American National's assets except those assets segregated into its separate accounts.

  Guaranteed Coverage Benefit - American National's agreement to keep the Policy in force during the first three Policy Years if the Guaranteed Coverage Premium is paid and other Policy provisions are met.

  Guaranteed Coverage Premium - A specified premium which, if paid in advance as required, will cause American National to keep the Policy in force during the first three Policy Years so long as other Policy provisions are met, even if the Surrender Value is zero or less.

 Insured - The person upon whose life the Policy is issued.

  Monthly Deduction - The sum of the cost of insurance charge, applicable charge for any riders and the monthly policy charge specified on the Policy Data Page.

  Monthly Deduction Date - The same date in each succeeding month as the Date of Issue except that whenever the Monthly Deduction falls on a date other than a Valuation Date, the Monthly Deduction Date will be deemed the next Valuation Date. The Date of Issue is the first Monthly Deduction Date.

  Planned Periodic Premiums - A scheduled premium of a level amount at a fixed interval selected by the Policyowner. The Policyowner is not required to follow this schedule and following this schedule does not necessarily ensure that the Policy will remain in force unless the requirements of the Guaranteed Coverage Benefit are met.

  Policy - The variable universal life insurance policy offered by American National and described in the Prospectus.

  Policy Data Page - The pages of the Policy so titled.

  Policy Date - The date that all financial, contractual and administrative requirements have been met and processed for the Policy and any supplements thereto. This date is the Effective Date for all coverage applied for in the original application and any supplemental applications.

  Policy Debt - The sum of all unpaid Policy loans and accrued interest thereon.

  Policyowner - The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policyowner. A collateral assignee is not the Policyowner.

  Policy Year - The period from one Policy anniversary date until the next Policy anniversary date.

  Satisfactory Proof of Death - Means all of the following must be submitted:

  (1) A certified copy of the death certificate;

  (2)  A claimant statement;

  (3)  The Policy; and

  (4) Any other information that American National may reasonably require to establish the validity of the claim.

  Separate Account - American National Variable Life Separate Account, a separate account created by American National to receive and invest premiums allocated by the Policyowner to the Separate Account and premiums allocated by policyowners of other variable life insurance policies American National issues.

  Specified Amount - The minimum Death Benefit under the Policy until the Insured reaches Attained Age of 95. The Specified Amount is an amount selected by the policyowner(s) in accordance with Policy requirements.

  Subaccount - A subdivision of the Separate Account. Each Subaccount invests exclusively in the shares of a corresponding Eligible Portfolio.

  Surrender Value - The Policy Accumulation Value less any Policy Debt and surrender charges.

  T. Rowe Price Funds - The T. Rowe Price International Series, Inc. and the T. Rowe Price Equity Series, Inc., series mutual funds.

  Valuation Date - A Valuation Date is each day on which the New York Stock Exchange ("NYSE") and American National are open for trading. American National will be closed on each national holiday on which the NYSE is closed, and will be closed on Friday, November 27, 1998 and on Thursday, December 24, 1998.

  Valuation Period - The period commencing at the close of regular trading on the NYSE on one Valuation Date and ending at the close of regular trading on the NYSE on the next succeeding Valuation Date.

--------------------------------------------------------------------------------
                                    SUMMARY

  THE FOLLOWING SUMMARY OF THE INFORMATION IN THIS PROSPECTUS SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN EFFECT AND THAT THERE IS NO POLICY DEBT.

THE POLICY
  The Policy is a variable universal life insurance policy that allows the Policyowner, subject to certain limitations, to make premium payments in any amount and at any frequency. So long as the Policy remains in force, it will provide for life insurance coverage on the named Insured and a variety of optional benefits and riders that may be added to the Policy for an additional charge.

  The Policy is a flexible premium policy because, unlike traditional insurance policies, there is no fixed schedule for premium payments. The Policyowner may establish a schedule of Planned Periodic Premiums. The Policyowner is not required to pay such Planned Periodic Premiums. As explained further below, the Policyowner's payment or nonpayment of such Planned Periodic Premiums will not necessarily keep the Policy in effect or cause the Policy to lapse.

  American National agrees to provide a Guaranteed Coverage Benefit during the first three Policy Years so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, such payment may not, after deduction of the Monthly Deduction, generate positive Surrender Value at one or more points during such period. After the first three Policy Years, the Policy will lapse at any time the Surrender Value is insufficient to pay the Monthly Deductions and a grace period expires without sufficient additional payment. Such lapse could occur even if Planned Periodic Premiums are being paid.

  The Policy is a variable policy because, unlike the fixed benefits of a conventional life insurance policy, the Death Benefit under the Policy may, and the Accumulation Value will, if so invested, reflect the investment performance of the selected Subaccounts of the Separate Account supporting the Policy, as well as other factors. (See Policy Benefits-Death Benefit Proceeds, page 15 and Policy Benefits-Accumulation Value, page 18.) Accordingly, the Policyowner benefits from any appreciation in value and bears the investment risk of any depreciation in value of the underlying assets. The amount and/or duration of the life insurance coverage provided by the Policy is not guaranteed except under its Guaranteed Coverage Benefit provision. Further, the Accumulation Values of the Policy are not guaranteed except in the Fixed Account, and may increase or decrease depending upon the investment experience of the Subaccounts supporting the Policy.

  Premiums are allocated by the Policyowner to one or more of these Subaccounts or to the Fixed Account. The Fixed Account will earn interest as established by American National. (See Fixed Account, page 15.) The assets of the various Subaccounts are invested in an Eligible Portfolio.

  Each Eligible Portfolio pursues different investment objectives. There is no assurance that these investment objectives will be met. The Policyowner bears the entire investment risk of amounts allocated to the Subaccounts of the Separate Account. (See American National Insurance Company and the Separate Account, page XX.)

POLICY BENEFITS AND RIGHTS
  Death Benefit Proceeds and Death Benefit Options. So long as the Policy remains in force, American National will pay the Death Benefit Proceeds upon receipt of Satisfactory Proof of Death of the Insured. The Death Benefit Proceeds may be paid in a lump sum or in accordance with an optional payment plan.

  The Policy provides for two Death Benefit options. Until age 95, under either option, the Death Benefit will not be less than the current Specified Amount of the Policy. The Death Benefit may, however, exceed the Specified Amount, depending upon the investment experience of the Policy. Until age 95, Death Benefit Option A provides for a Death Benefit equal to the current Specified Amount of the Policy, or if greater, the Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death multiplied by the applicable corridor percentage set forth in the Policy. Until age 95, Death Benefit Option B provides for a Death Benefit equal to the current Specified Amount plus the Policy's Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death, or if greater, the Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death multiplied by the applicable corridor percentage set forth in the Policy. Under either Death Benefit option, the Death Benefit at age 95 and thereafter equals the Accumulation Value. (See Policy Benefits-Death Benefit Options, page XX.)

  Optional Insurance Benefits. At issue, certain additional optional benefits may be obtained. These benefits will be described in what is known as a "rider" to the Policy. The cost of any riders will be deducted as part of the Monthly Deductions.

  An example of such optional benefit is a rider which pays an additional amount if the Insured dies in an accident.

  More detailed information concerning such riders may be obtained from the agent selling the Policy.

  Accumulation Value. The value attributable to the Policy in the Separate Account or the Fixed Account will reflect the investment performance of the chosen Subaccounts of the Separate Account or the rate of interest paid on the Fixed Account, the premiums paid, any partial surrenders, and the charges assessed in connection with the Policy. The entire investment risk of the Separate Account is borne by the Policyowner. American National does not guarantee a minimum Accumulation Value. (See Policy Benefits-Accumulation Value, page XX.)

  Surrenders. The Policyowner may at any time effect a full surrender of the Policy and receive its Surrender Value. Subject to certain limitations, the Policyowner may also partially surrender the Policy at any time and obtain a portion of the Surrender Value. Partial surrenders will reduce both the Accumulation Value and the Death Benefit payable under the Policy. A charge will be deducted from the amount paid upon partial surrender. (See Charges and Deduction-Partial Surrender Charge, page XX. See Policy Rights-Surrenders, page XX.) Surrenders may have tax consequences. (See Federal Income Tax Considerations, page XX.)

  Policy Loans. So long as the Policy remains in effect, a Policyowner may borrow money from American National using the Policy as the only security for the loan subject to certain limitations.

  Interest on Policy loans accrues on a daily basis at an annual rate of 5%, 3% on preferred loans. Interest is due and payable on each Policy anniversary date, and any interest not paid when due becomes part of the Policy loan and will bear interest at the same rate. When the loan is made or when interest is not paid when due, an amount sufficient to secure the Policy Debt will be transferred out of the Separate Account and/or the Fixed Account and into American National's General Account as security for the loan. Amounts held in the General Account as security for loans will earn interest at the annual rate of 3%, credited on the Policy anniversary. Any loan transaction will permanently affect the values of the Policy. If the Policy Debt exceeds the Policy's Accumulation Value less any surrender charge, the excess must be repaid within the time period specified in the Policy or the Policy will terminate without value. (See Policy Rights-Loan Benefits, page XX.) Policy loans may have tax consequences. (See Federal Income Tax Considerations, page XX.)

FLEXIBILITY TO ADJUST DEATH BENEFITS

  The Policyowner has flexibility to adjust the Death Benefit by changing the Death Benefit option and by increasing or decreasing the Specified Amount of the Policy. A change in the Specified Amount and a change in the Death Benefit option are subject to certain limitations. Increases in the Specified Amount will require satisfactory evidence of insurability. No decreases in Specified Amount may be made during the first three (3) Policy Years. (See Policy Benefits-Death Benefit Options, page XX and Change in Specified Amount, page XX.)

PREMIUMS

  Amounts. The initial premium for the Policy shown on the Policy Data Page is due on the Date of Issue and must be paid in order to put the Policy in force. Subject to certain limitations, premiums may be paid in any amount and at any frequency. (See Payment and Allocation of Premiums, page XX.)

  Allocation of Premiums. Premium payments received by American National prior to the Date of Issue are held in its General Account without interest until the Date of Issue.

  Premium payments received on or before the Date of Issue and premiums received during the 15-day period after the Date of Issue are allocated to the Subaccount for the AN Money Market Portfolio. Thereafter, such amount allocated to the AN Money Market Account and premiums paid are allocated as directed by the Policyowner. The Policyowner may change the allocation instructions for premiums and may also make a special designation for unscheduled premiums. Subject to certain charges and restrictions, a Policyowner may transfer amounts among the Subaccounts. (See Payment and Allocation of Premiums-Allocation of Premiums and Accumulation Value, page XX.)

POLICY LAPSE
  A Policy will lapse when the Surrender Value is insufficient to pay the Monthly Deduction or Policy Debt exceeds the Accumulation Value less any surrender charge, and a grace period expires without sufficient payment. A period of 61 days from the date written notice of lapse is mailed to the Policyowner's last known address will be allowed for the Policyowner to make sufficient payment to keep the Policy in force (grace period).

  Therefore, this Policy differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not in itself cause the Policy to lapse. Second, a Policy can lapse even if Planned Periodic Premiums have been paid unless, during the first three years, the Guaranteed Coverage Benefit requirements have been met. (See Payment and Allocation of Premiums, page XX.)

CHARGES
  Premium Charges. No sales, premium tax and transaction charges will be deducted from each premium before allocating any amount to a Subaccount or the Fixed Account.

  Charges from Accumulation Value. The Accumulation Value of the Policy will be reduced by certain Monthly Deductions and Daily Asset Charges as follows:

a. On each Monthly Deduction Date, the Accumulation Value will be reduced by the Monthly Deduction, which is equal to:

   1. A monthly cost of insurance charge for the current policy month, plus

   2. A charge for the cost of any riders, (See General Provisions-Additional Insurance Benefits (Riders), page XX), plus

   3. A monthly policy charge.

b. On each Valuation Date, the Accumulation Value will be reduced by a Daily Asset Charge not to exceed 1.25% annually of the average daily Accumulation Value of each Subaccount, but not the Fixed Account. (See Charges and Deductions, page XX.)

  Surrender Charge. If a Policy is surrendered, American National will assess a surrender charge. Surrender charges are calculated separately for the original Specified Amount and for each increase in Specified Amount.

  The surrender charge for the initial Specified Amount is applicable until the 14th anniversary of the Policy and for each increase in Specified Amount, including an increase due to a change in Death Benefit option, for 14 years after the effective date of such increase. Thereafter, there is no surrender charge.

  The surrender charge is assessed based on a rate per $1,000 of initial or increase in Specified Amount. This rate is the same for the first five years since issue or increase, as applicable, grading to zero after fourteen years.

  If a partial surrender results in a decrease in Specified Amount, a partial surrender charge is made against the amount of Accumulation Value which is surrendered. (See Charges and Deductions-Partial Surrender Charge, page XX.) A surrender charge will be assessed upon decreases in the Specified Amount of the Policy or upon Death Benefit option changes that result in decreases in Specified Amount.

--------------------------------------------------------------------------------
                      ELIGIBLE PORTFOLIO ANNUAL EXPENSES
                     AS A PERCENTAGE OF AVERAGE NET ASSETS

                                         MANAGEMENT   OTHER
                                            FEES     EXPENSES      TOTAL
AN Money Market Portfolio /1,5/
AN Growth Portfolio /2,5/
AN Balanced Portfolio /3,5/
AN Managed Portfolio /4,5/
VIP II Investment Grade Bond Portfolio
VIP II Asset Manager Portfolio /7/
VIP II Index 500 Portfolio /6/
VIP Money Market Portfolio
VIP Equity-Income Portfolio
VIP Growth Portfolio
VIP Overseas Portfolio
VIP II Contrafund Portfolio /7/
VIP II Asset Manager: Growth Portfolio /7/
VIP III Balanced Portfolio
VIP III Growth and Income Portfolio
VIP III Growth Opportunities Portfolio /7/
T. Rowe Price Equity Income Portfolio /8/
T. Rowe Price Mid-Cap Growth Portfolio /8/
T. Rowe Price International Stock Portfolio /8/

Note: The Eligible Portfolio Annual Expenses are expenses for the most recent fiscal year. The above table is intended to assist you in understanding the fund expenses that you will bear, directly or indirectly; however such table is based upon historical information and it is not a guarantee or prediction of future performance. Actual Eligible Portfolio Expenses for future years may be more or less than those shown in this table. For a more complete description of these expenses, see the Prospectuses for the Eligible Portfolios that accompany this Prospectus.

/1/ Without reimbursement, management fees would have been XX% and the total portfolio annual expense would have been XX%.

/2/ Without reimbursement, management fees would have been XX% and the total portfolio annual expense would have been XX%.

/3/ Without reimbursement, management fees would have been XX% and the total portfolio annual expense would have been XX%.

/4/ Without reimbursement, management fees would have been XX% and the total portfolio annual expense would have been XX%.

/5/ Under its Administrative Service Agreement with the American National Fund,
    Securities Management and Research, Inc. ("SM&R"), the American National Fund's investment advisor and manager, has agreed to pay (or to reimburse each portfolio for) each portfolio's expenses (including the advisory fee and administrative services fee paid to SM&R, but exclusive of interest, commissions and other expenses incidental to portfolio transactions) in excess of XX% per year of such portfolio's average daily net assets. In addition, SM&R has entered into a separate undertaking with the American National Fund effective May 1, 1994 until April 30, 1999, pursuant to which SM&R has agreed to reimburse the AN Money Market Portfolio and the AN Growth Portfolio for expense in excess of XX%; the AN Balanced Portfolio for expenses in excess of XX% and the AN Managed Portfolio for expenses in excess of XX%, of each of such portfolio's average daily net assets during such period. SM&R is under no obligation to renew this undertaking for any portfolio at the end of such period.

/6/ The portfolio's expenses were voluntarily reduced by the portfolio's investment advisor. Absent reimbursement, management fee, other expenses and total expenses would have been XX%, XX% and XX%, respectively.

/7/ A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent where by interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been XX% for the VIP II Asset Manager Portfolio, XX% for the VIP II Contrafund Portfolio, XX% for the VIP II Asset
    Manager: Growth Portfolio and XX% for the VIP Growth Portfolio.

/8/ T. Rowe Price Funds do not itemize management fees and other expenses.

  Because the surrender charge may be significant upon decrease or early surrender, prospective Policyowners should purchase a Policy only if they do not intend to decrease or surrender the Policy for a substantial period. (See Charges and Deductions-Surrender Charge, page XX.)

  Transfer Charge. The first twelve transfers per Policy Year will be permitted free of charge. Thereafter, a transfer charge of $10 will be assessed for each transfer of Accumulation Value among Subaccounts and/or the Fixed Account to compensate American National for administrative costs in handling the transfer. The transfer charge will be deducted from the amount transferred. (See Charges and Deductions-Transfer Charge, page XX.)

FEES AND EXPENSES INCURRED BY ELIGIBLE PORTFOLIOS
  In addition, because the Separate Account purchases shares of Eligible Portfolios, the value of the units in each Subaccount will reflect the net asset value of shares of its corresponding Eligible Portfolio held therein, and therefore, the investment advisory fees and other expenses incurred by the American

National Fund, the Fidelity Funds and the T. Rowe Price Funds, as the case may be. A table of Eligible Portfolio Annual Expenses is found on the previous page. (See American National Insurance Company and the Separate Account-The Funds, page XX.)

TAX TREATMENT OF THE POLICY
  American National believes (based upon Notice 88-128 and the proposed Regulations under Section 7702, issued on July 5, 1991) that a Policy issued on a standard premium class basis generally should meet the Section 7702 definition of a life insurance contract. With respect to a Policy issued on an extra rating (i.e., substandard) basis, there is insufficient guidance to determine if such a Policy would satisfy the Section 7702 definition of a life insurance contract, particularly if the Policyowner pays the full amount of premiums permitted under such a Policy. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of the Accumulation Value under a Policy until there is a distribution from the Policy. Moreover, Death Benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds. (See Tax Status of the Policy, Page XX.)

  Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. (For further discussion on the circumstances under which a Policy will be treated as a Modified Endowment Contract, See Tax Treatment of Policy Benefits, Page XX.)

  If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See Distributions from Policies Not Classified as Modified Endowment Contracts, Page XX.)

UNISEX POLICIES
  Policies issued in states that require "unisex" policies (currently Montana) provide for Policy values that do not vary by the sex of the Insured. In addition, Policies issued in conjunction with employee benefit plans provide for Policy values that do not vary by the sex of the Insured. (See Cost of Insurance, Page XX.) Thus, references in this Prospectus to sex-distinct and any values that vary by the sex of the Insured are not applicable to Policies issued in states that require "unisex" policies or to Policies issued in conjunction with employee benefit plans. Illustrations of the effect of these unisex rates on premiums, Accumulation Values and Death Benefits are available from American National on request.

REFUND PRIVILEGE
  The Policyowner is granted a period of time (a "free look period") to examine a Policy and return it for a refund. The Policyowner may cancel the Policy within 10 days after receiving the Policy. The amount of the refund will be the amount of the premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the AN Money Market Portfolio and by investment gains and losses thereafter. (See Policy Rights-Refund Privilege, page XX.)

--------------------------------------------------------------------------------
                    AMERICAN NATIONAL INSURANCE COMPANY
                                      AND
                             THE SEPARATE ACCOUNT

AMERICAN NATIONAL INSURANCE COMPANY
  American National is a stock life insurance company chartered in 1905 in the State of Texas. It is licensed to do life insurance business in 49 states, the District of Columbia, Puerto Rico, Guam and American Samoa. American National's home office is located at the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550. The Moody Foundation (the "Foundation"), a charitable foundation established for charitable and educational purposes, owns approximately 23.7% of American National's common stock and the Libbie S. Moody Trust, a private trust, owns approximately 37.6% of such shares. Robert L. Moody ("RLM"), Chairman of the Board, President and Chief Executive Officer of American National, RLM's son, Ross R. Moody, and Frances Moody Newman, RLM's mother, are trustees of the Foundation.

  The Moody National Bank of Galveston (the "Bank") is trustee of the Libbie S. Moody Trust. RLM is President and Chief Executive Officer of the Bank and a Director and President of Moody Bank Holding Company, Inc. ("MBHC"), the Bank's controlling stockholder. RLM is also a Director and President of Moody Bancshares, Inc. ("Bancshares"), MBHC's sole shareholder. The Three R Trusts, trusts established by RLM for the benefit of his children, own 100% of Bancshare's Class B stock (which elects a majority of Bancshares' directors) and 49.6% of its Class A Stock. The trustee of the Three R Trusts is Irwin M. Herz, Jr., a partner in Greer, Herz & Adams, L.L.P., 18th Floor, One Moody Plaza, Galveston, Texas, General Counsel to American National, the Bank, Bancshares, MBHC, the American National Fund and SM&R.

 American National's total assets on December 31, 1997 were $XX on a statutory basis.

  American National writes life, health and accident insurance and annuities. American National's financial statements appear on pages XX through XX.

THE SEPARATE ACCOUNT

  The Separate Account was established by American National on July 30, 1987 pursuant to the insurance laws of the State of Texas. American National is the depositor of the Separate Account. Under Texas law, the assets of the Separate Account are held exclusively for the benefit of Policyowners of and persons entitled to payments under variable life policies issued by American National. At present the Separate Account is used only to support variable universal life insurance policies. American National is the legal holder of the assets in the Separate Account and will at all times maintain assets in the Separate Account with a total market value at least equal to the reserve and other contract liabilities for the Separate Account. The assets of the Separate Account attributable to the Policies are not chargeable with liabilities arising out of any other business which American National may conduct. Income, as well as both realized and unrealized gains or losses from the assets of the Separate Account, is credited to or charged against the Separate Account without regard to income, gains or losses arising out of any other business that American National may conduct. Nevertheless, these assets shall be available to cover the liabilities of American National's General Account, but only to the extent that the Separate Account's assets exceed its liabilities arising under the policies supported by it. In addition to these assets, the Separate Account assets may include accumulations of the charges American National makes against policies participating in the Separate Account. From time to time, any such assets due American National may be transferred in cash to American National's General Account.

  The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. Such registration does not involve any SEC supervision of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a division of American National. There are currently twenty Subaccounts within the Separate Account available to Policyowners and each invests only in a corresponding portfolio of the American National Fund, Fidelity Funds or T. Rowe Price Funds.

THE FUNDS
  Each Subaccount of the Separate Account will only invest in the shares of a corresponding Eligible Portfolio. The American National Fund, the Fidelity Funds and the T. Rowe Price Funds are registered with the SEC under the 1940 Act as open-end diversified, series management investment companies.

  The Separate Account will purchase and redeem shares of the Eligible Portfolios at net asset value. Shares will be redeemed to the extent necessary for American National to collect charges under the Policy, to pay the Surrender Value upon full or partial surrenders of the policy, to make policy loans, to provide benefits under the Policy, or to transfer assets from one Subaccount to another, or to the Fixed Account, as requested by Policyowners. Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding Subaccount.

  The investment objectives and policies of each Eligible Portfolio are summarized below. There is no assurance that any of the Eligible Portfolios will achieve their stated objectives. Each such Eligible Portfolio's total operating expenses will include fees for management, shareholder services and other expenses, such as custodial, legal, and other miscellaneous fees. More detailed information, including a description of investment objectives, restrictions, expenses and risks, is in the prospectuses for the American National Fund, Fidelity Funds and T. Rowe Price Funds which must accompany or precede this Prospectus and which should be read carefully together with this Prospectus and retained.

  Each Policyowner should periodically consider the allocation among the Subaccounts and the Fixed Account in light of current market conditions and the investment risks attendant to investing in the various Eligible Portfolios.

  The American National Fund's current Eligible Portfolios and respective investment objectives are as follows:

  The AN Money Market Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The AN Money Market Portfolio will invest only in money market instruments of high quality as determined by SM&R, the American National Fund's adviser.

  The AN Growth Portfolio seeks to achieve capital appreciation, normally through the purchase of common stocks (although the portfolio's investments are not restricted to any one type of security). Capital appreciation may also be sought in other types of securities, including bonds and preferred stocks.

  The AN Balanced Portfolio seeks to provide conservation of principal, reasonable current income and long-term capital appreciation by investing in a balanced portfolio of fixed-income securities such as bonds, preferred stock and short-term obligations combined with common stocks and securities convertible into common stocks.

  The AN Managed Portfolio seeks to achieve growth of capital and/or current income by investing in a diversified portfolio consisting of, at the discretion of SM&R, money market instruments, debt securities, stock or a combination thereof. It is anticipated that over longer periods a larger portion of the portfolio will consist of equity securities.

  SM&R is the investment adviser and manager of the American National Fund. It also provides investment advisory and portfolio management services to American National and other clients. It maintains a staff of experienced investment personnel and related support facilities.

  The Fidelity Funds' current Eligible Portfolios and respective investment objectives are as follows:

  VIP II Investment Grade Bond Portfolio ... seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The VIP II Investment Grade Bond Portfolio will maintain a dollar-weighted average portfolio maturity of ten years or less.

  VIP II Asset Manager Portfolio ... seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

  VIP II Index 500 Portfolio ... seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the VIP II Index 500 Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low. The VIP II Index 500 Portfolio is designed as a long-term investment option.

  VIP Money Market Portfolio ... seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The VIP Money Market Portfolio will invest only in high quality U.S. dollar denominated money market securities of domestic and foreign issuers.

  VIP Equity-Income Portfolio ... seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the VIP Equity-Income Portfolio will also consider the potential for capital appreciation. The VIP Equity-Income Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

  VIP High Income Portfolio ... seeks to obtain a high level of current income by investing primarily in high-yielding, high-risk, lower-rated, fixed-income securities, commonly known as "junk bonds", while also considering growth of capital. The risks of investing in "junk bonds" are described in the prospectus for VIP High Income Portfolio, which should be read carefully before investing.

  VIP Growth Portfolio ... seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

  VIP Overseas Portfolio ... seeks long term growth of capital primarily through investments in foreign securities. VIP Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

  VIP II Contrafund Portfolio ... seeks capital appreciation by investing in companies Fidelity Management & Research Company ("FMR"), believes to be undervalued due to an overly pessimistic appraisal by the public. In pursuit of the fund's goal, FMR looks for companies with the following characteristics: (i) unpopular, but improvements seem possible due to developments such as a change in management, a new product line, or an improved balance sheet, (ii) recently popular, but temporarily out of favor due to short-term or one-time factors, or
(iii) undervalued compared to other companies in the same industry.

  VIP II Asset Manager: Growth Portfolio ... seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term instruments. Allocating among different types of investments allows the fund to take advantage of opportunities wherever they may occur, but also subjects the fund to the risks of a given investment type.

  VIP III Balanced Portfolio ... seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed-income securities. The VIP III Balanced Portfolio is designed to seek a combination of growth and income from equity and some bond investments.

  VIP III Growth and Income Portfolio ... seeks high return through a combination current income and capital appreication by investing in equity securities of companies that pay current dividends and offer potential earnings growth and some bond investments.

  VIP III Growth Opportunities Portfolio ... seeks to ride out stock market fluctuations in pursuit of potentially high long-term returns. The VIP III Growth Opportunities Portfolio is designed for investors who want to be invested in the stock market for its long term growth potential.

  FMR was founded in 1946. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personal and a full compliment of related support facilities. Fidelity Management & Research (U.K.) Inc. ("FMR U.K.") and Fidelity Management and Research (Far East) Inc. ("FMR Far East") are wholly owned subsidiaries of FMR that provide research with respect to foreign securities. FMR U.K. and FMR Far East maintain their principal business offices in London and Tokyo, respectively. As of December 31, 1997, FMR advised funds having more than XX million shareholder accounts with a total value of more than $XX billion. Fidelity Distributors Corporation distributes shares for the Fidelity Funds. FMR Corp. is the holding company for the Fidelity companies. Through ownership of voting common stock, Edward C. Johnson 3d, President and a Trustee of the Fidelity Funds, and various trusts for the benefit of Johnson family members form a controlling group with respect to FMR Corp.

  The T. Rowe Price Funds' current Eligible Portfolios and respective investment objectives are as follows:

T. Rowe Price Equity Series, Inc.:
  T. Rowe Price Equity Income Portfolio ... seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

  T. Rowe Price Mid-Cap Growth Portfolio ... seeks to provide long term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The focus is on companies with superior earnings growth potential that are no longer considered new or emerging, but are not yet well established. Mid-cap growth company stocks are generally more volatile than stocks of large, well-established companies, but they offer the possibility of more rapid growth.

T. Rowe Price International Series, Inc.:
  T. Rowe Price International Stock Portfolio ... seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. The Portfolio will not purchase any debt security which at the time of purchase is rated below investment grade. This would not prevent the Portfolio from retaining a security downgraded to below investment grade after purchase.

  T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Series, Inc. Rowe Price-Fleming International, Inc., incorporated in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series, Inc.

  American National has entered into or may enter into agreements with Funds pursuant to which the adviser or distributor pays American National a fee based upon an annual percentage of the average net assets amount invested by American National on behalf of the Separate Account and other separate accounts of American National, when average net assets exceed certain thresholds. These percentages may differ, and American National may be paid a greater percentage by some advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by American National.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
  American National reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of an Eligible Portfolio are no longer available for investment or if in American National's judgement further investment in any Eligible Portfolio should become inappropriate in view of the purposes of the Separate Account, American National may redeem the shares, if any, of that Eligible Portfolio, and substitute shares of another registered open-end management company. American National will not substitute any shares attributable to a Policyowner's interest in a Subaccount of the Separate Account without notice and prior approval of the SEC and possibly state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Separate Account may, to the extent permitted by laws, purchase other securities for other contracts.

  American National also reserves the right to establish additional Subaccounts of the Separate Account, each of which would invest in shares corresponding to a new portfolio of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds or in shares of another investment company having a specified investment objective. American National may, in its sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Policyowners on a basis to be determined by American National.

  If any of these substitutions or changes are made, American National may by appropriate endorsement change the Policy to reflect the substitution or change. If American National deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management company under the 1940 Act, it may be de-registered under that Act if registration is no longer required, or it may be combined with other

American National separate accounts. To the extent permitted by applicable law, American National may also transfer the assets of the Separate Account associated with the Policies to another separate account. In addition, American National may, when permitted by law, restrict or eliminate any voting rights as to the Separate Account.

  The Policyowner will be notified of any material change in the investment policy of any portfolio in which the owner has an interest.

--------------------------------------------------------------------------------

                         RESOLVING MATERIAL CONFLICTS

  The Eligible Portfolios presently serve as the investment medium for the Policy. In addition, the Eligible Portfolios (other than the portfolios of the American National Fund) are available to registered separate accounts funding other insurance contracts and, in some cases, certain retirement plans.

We do not currently foresee any disadvantages to you resulting from the Eligible Portfolios selling shares to fund products other than the Policy. However, there is a possibility that a material conflict of interest may arise between Policyowners whose Accumulation Value is allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by American National or other companies whose values are allocated to one or more other separate accounts investing in any one of the Eligible Portfolios. Shares of certain Eligible Portfolios may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Policyowners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, American National will take any necessary steps, including removing the Eligible Portfolio from the Separate Account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.

--------------------------------------------------------------------------------
                                 FIXED ACCOUNT

  Policyowners may elect to allocate all or a portion of their premium payments to the Fixed Account and, subject to certain limitations, they may also transfer monies from the Separate Account to the Fixed Account or from the Fixed Account to the Separate Account. (See Policy Rights-Transfers, page 22.)

  Payments allocated to the Fixed Account and transfers from the Separate Account to the Fixed Account are placed in the General Account of American National which supports insurance and annuity obligations. The General Account includes all of American National's assets, except those assets segregated in its separate accounts. American National has the sole discretion to invest the assets of its General Account, subject to applicable law. American National bears an investment risk for all amounts allocated or transferred to the Fixed Account and interest credited thereto, less any deduction for charges and expenses, whereas the Policyowner bears the investment risk that the Declared Rate described below, will fall to a lower rate after the expiration of a Declared Rate period. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act") nor is the General Account registered as an investment company under the

1940 Act. Accordingly, neither the General Account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account portion of the Contract; however, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

  American National guarantees that it will credit interest to the Fixed Account at an effective annual rate of at least 3.0% compounded daily. American National may, at its discretion, declare higher interest rate(s) for amounts allocated or transferred to the Fixed Account ("Declared Rate(s)"). Each month American National will establish the Declared Rate and the Policyowner will earn interest established by American National for each month.

--------------------------------------------------------------------------------
                                POLICY BENEFITS

PURPOSES OF THE POLICY
  The Policy is designed to provide the Policyowner with both lifetime insurance protection and flexibility in connection with the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy. Unlike traditional life insurance, the Policyowner is not required to pay scheduled premiums to keep a Policy in force, but may, subject to certain limitations, vary the frequency and amount of premium payments. The Policyowner may elect to pay the Guaranteed Coverage Premium necessary to cause the Guaranteed Coverage Benefit provision to remain in effect. Moreover, the Policy allows a Policyowner to adjust the level of Death Benefits payable under the Policy without having to purchase a new policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount during the first three years will increase the Guaranteed Coverage Premium required. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust life insurance benefits and vary premium payments.

  The Policy varies from conventional fixed benefit life insurance in a number of additional respects. Because the Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of the Separate Account, the Policyowner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. The Policy will lapse at any time after the first three (3) Policy Years that its Surrender Value is insufficient to pay the Monthly Deductions or Policy Debt exceeds Accumulation Value less any surrender charge and a grace period expires without sufficient additional payment. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid. American National agrees to keep the Policy in force during the first three years and provide a Guaranteed Coverage Benefit during that period so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met, even though, in certain instances, the minimum payment allowed by contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

DEATH BENEFIT PROCEEDS
  As long as the Policy remains in force, American National will, upon Satisfactory Proof of Death of the Insured, pay the Death Benefit Proceeds of a Policy in accordance with the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See Payment of Policy Benefits, page XX.)

  Subject to the rights of any assignee, Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed. If no Beneficiary is chosen, the proceeds will be paid to the Insured's estate.

DEATH BENEFIT OPTIONS

  The Policy provides two Death Benefit options and the Policyowner selects one of such options in the application. Until age 95, the Death Benefit under either option will never be less than the current Specified Amount of the Policy. (See Payment and Allocation of Premiums-Policy Lapse, Grace Period and Reinstatement, page XX.)

  Option A. Until age 95, under Option A the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable corridor percentage of Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable percentage is 250% for Insureds with an attained age 40 or younger on the Policy anniversary prior to the date of death. For Insureds with an attained age over 40 on that Policy anniversary, the percentage declines as shown in the Corridor Percentage Table on page xx. Accordingly, before age 95, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. The Death Benefit at age 95 and thereafter equals the Accumulation Value. Policyowners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value and not increased insurance coverage generally should select Option A.

  OPTION A EXAMPLE. For purposes of this example, assume that the Insured's attained age is between 0 and 40. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in Death Benefits. However, because the Death Benefit must be equal to or greater than 250% of Accumulation Value, anytime the Accumulation Value of the Policy exceeds $20,000, the Death Benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulation Value above $20,000 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $20,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy with an Accumulation Value of $30,000 will provide a Death Benefit of $75,000 ($30,000 x 250%); an Accumulation Value of $40,000 will provide a Death Benefit of $100,000 ($40,000 x 250%); and, an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%).

  Similarly, so long as Accumulation Value exceeds $20,000 each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulation Value multiplied by the applicable percentage is less than the Specified Amount, the Death Benefit will equal the current Specified Amount of the Policy.

  The applicable corridor percentage becomes lower as the Insured's attained age increases. If the attained age of the Insured at the beginning of the Policy Year in the example above were, for example, 50 (rather than between 0 and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $50,000 Specified Amount unless the accumulation value exceeded approximately $27,028 (rather than $20,000), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

  Option B. Until age 95, under Option B the Death Benefit is equal to the current Specified Amount plus the Accumulation Value or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable corridor percentage is the same as under Option A: 250% for Insureds with an attained age 40 or younger on the Policy anniversary prior to the date of death, and for Insureds with an attained age over 40 on that Policy anniversary the percentage declines as shown in the Corridor Percentage Table. Accordingly, before age 95, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies but will never be less than the Specified Amount. The Death Benefit at age 95 and thereafter equals the Accumulation Value.

  Policyowners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, as well as higher Accumulation Values, generally should select Option B.

  OPTION B EXAMPLE. For purposes of this example, assume that the Insured is age 40 or younger. Under Option B, a Policy with a Specified Amount of $50,000 will generally provide a Death Benefit of $50,000 plus Accumulation value. Thus, for example, a Policy with an Accumulation Value of $5,000 will have a Death Benefit of $55,000 ($50,000 + $5,000); an Accumulation Value of $10,000 will provide a Death Benefit of $60,000 ($50,000 + $10,000). The
Death Benefit, however, must be at least 250% of Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds approximately $33,334, the Death Benefit will be greater than the Specified Amount plus Accumulation Value. Each additional dollar of Accumulation Value above $33,334 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $33,334 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy with an Accumulation Value of $20,000 will provide a Death Benefit of $70,000 (Specified

  Amount $50,000 plus $20,000 Accumulation Value); an Accumulation Value of $30,000 will provide a Death Benefit of $80,000 ($50,000 plus $30,000); and an Accumulation Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250% is greater than $50,000 plus $50,000).

  Similarly, any time Accumulation Value exceeds $33,334, each dollar taken out of Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $100,000 to $87,500. If at any time, however, the Accumulation Value multiplied by the applicable corridor percentage is less than the Specified Amount plus the Accumulation Value, then the Death Benefit will be the current Specified Amount plus the Accumulation Value of the Policy.

  The applicable percentage becomes lower as the Insured's attained age increases. If the attained age of the Insured in the example above were, for example, 50 (rather than 40 or younger), the applicable percentage would be 185%. Assuming a Specified Amount of $50,000 the amount of the Death Benefit would be the sum of the Accumulation Value plus $50,000 unless the Accumulation Value exceeded approximately $58,824 (rather than $33,334), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

  Change in Death Benefit Option. The Death Benefit option in effect may be changed at any time by sending American National a written request for change. The effective date of such a change will be the Monthly Deduction Date on or following the date the written request is received by American National. A change may have Federal Tax consequences. (See Federal Income Tax Considerations, page XX.)

  If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change minus the Accumulation Value on the effective date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change. A change in Death Benefit option will not be allowed if the Specified Amount remaining in force after the change is less than the minimum Specified Amount shown in the following schedule:


   DURING          MINIMUM
 POLICY YEAR   SPECIFIED AMOUNT
      1             50,000
      2             45,000
      3             40,000
      4             35,000
 Thereafter         25,000

  The minimum Specified Amount for an Insured to maintain a preferred risk classification if $100,000.

  An increase in Specified Amount due to a Death Benefit option change will result in certain increases in the Monthly Deduction and the Guaranteed Coverage Premium. A change in Death Benefit option may effect surrender charge. (See Charges and Deductions-Surrender Charge, page XX.)

  A change in Death Benefit option will not result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect subsequent cost of insurance charges since this charge varies with the net amount at risk. In addition, a change may affect subsequent monthly policy charges. (See Charges and Deductions. , page XX.)

CHANGE IN SPECIFIED AMOUNT
  Subject to certain limitations, a Policyowner may increase the Specified Amount of a Policy at any time and may decrease the Specified Amount at any time after the first three (3) Policy Years. A change in Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Policyowner's cost of insurance charge and have Federal Tax consequences. (See Charges and Deductions-Cost of Insurance, page XX and Federal Income Tax Considerations, page XX.)

  The Specified Amount remaining in force after a decrease may not be less than the minimum Specified Amount shown in the following schedule:


            DURING              MINIMUM
          POLICY YEAR       SPECIFIED AMOUNT

               4                 35,000
          Thereafter             25,000

  The minimum Specified Amount for an Insured to maintain a preferred risk classification is $100,000.

  If following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited or Accumulation Value may be returned to the Policyowner at the Policyowner's election, to the extent necessary to meet these requirements. A decrease in the Specified Amount will reduce the Specified Amount in the following order:

(a) The Specified Amount provided by the most recent increase;
(b) The next most recent increases successively; and
(c)  The initial Specified Amount.

  If there is a decrease in Specified Amount, American National will deduct a surrender charge from the Accumulation Value. Such deduction will be the sum of surrender charges computed separately for each reduction in Specified Amount as required in (a) - (c) above. The surrender charge for each reduction is a pro rata portion of any surrender charge applicable to a full surrender of the related increase or initial Specified Amount. This portion will be based on the percentage reduction in the related increase or initial Specified Amount. The surrender charges applicable to each increase or the initial Specified Amount remaining in force will be reduced on a pro rata basis. No decrease in Specified Amount can be made if the Insured's Attained Age exceeds 94. A decrease in Specified Amount will take effect on the Monthly Deduction Date which coincides with or next follows the date American National receives the written request from the Policyowner.

  For an increase in the Specified Amount, a written supplemental application must be submitted. American National may also require additional evidence of insurability. As a result, the underwriting risk classification for the initial Specified Amount and each increase in Specified Amount may be different. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to effect the requested increase. (See Payment and Allocation of Premiums-Premiums Upon Increase in Specified Amount, page XX.) The minimum amount of any increase is $5,000, and an increase cannot be made if the Insured's Attained Age is over 80. An increase in the Specified Amount will result in certain increased charges, which will be deducted from the Accumulation Value on each Monthly Deduction Date. An increase in the Specified Amount may also increase surrender charges. An increase in the Specified Amount during the time the Guaranteed Coverage Benefit provision is in effect will increase the Guaranteed Coverage Premium requirement. (See Charges and Deductions, page XX.)

  Each Policyowner who elects to increase the Specified Amount of a Policy will have a "free look period", which right will apply only to the increase in Specified Amount and not the entire Policy. These rights are comparable to the rights afforded to a purchaser of a new Policy. (See Policy Rights-Refund Privilege, page XX.) The Policyowner may cancel the increase in Specified Amount within 10 days after receiving the Policy as increased. The amount of the refund is premiums paid attributable to such increase in

Specified Amount adjusted by investment gains or losses.

METHODS OF AFFECTING INSURANCE PROTECTION
  A Policyowner may increase or decrease the pure insurance protection provided by a Policy--the difference between the Death Benefit and the Accumulation Value--in several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial surrender of the Policy. Certain changes may have Federal Tax consequences. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

(a) A decrease in the Specified Amount will, subject to the applicable corridor percentage limitations, decrease the insurance protection and the cost of insurance charges under the Policy without reducing the Accumulation Value.

(b) An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the resultant applicable corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

(c) An increased level of premium payments may reduce the pure insurance protection, until the applicable corridor percentage of Accumulation Value exceeds the Specified Amount if Option A is in effect. Increased premiums should also increase the amount of funds available to keep the Policy in force.

(d) A reduced level of premium payments generally will increase the amount of pure insurance protection, depending on the applicable corridor percentage limitations, if Death Benefit option A is in effect. It may also result in a reduced amount of Accumulation Value and will increase the possibility that the Policy will lapse.

(e) A partial surrender will reduce the Death Benefit. However, under Option A, it only affects the amount of pure insurance protection and charges under the Policy if the percentage from the Corridor Percentage Table is applicable in determining the Death Benefit. Otherwise, the decrease in the Death Benefit is offset by the amount of Accumulation Value withdrawn. The primary use of a partial surrender is to withdraw Accumulation Value.

DURATION OF THE POLICY
  The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Surrender Value is sufficient to pay the Monthly Deduction and any Policy Debt is less than the Accumulation Value less any surrender charge. The tax consequences associated with continuing the Policy beyond age 100 are unclear and a tax advisor should be consulted. Where, however, the Surrender Value is insufficient to pay the Monthly Deduction and the grace period expires without an adequate payment by the Policyowner, the Policy will lapse and terminate without value. (See Payment and Allocation of Premiums-Policy Lapse, Grace Period and Reinstatement, page XX.) American National agrees to keep the Policy in force during the first three years and provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other policy provisions are met even though, in certain instances, the minimum payment allowed by contract will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period. The Guaranteed Coverage Benefit is applicable only during the first three Policy Years. An increase in the Specified Amount does not start a new Guaranteed Coverage Benefit period, although an increase in Specified Amount during the first three Policy Years will increase the Guaranteed Coverage Premium for the remainder of the three year Guaranteed Coverage Benefit period. A subsequent decrease in Specified Amount during the three year Guaranteed Coverage Benefit period will not decrease the Guaranteed Coverage Premium.

ACCUMULATION VALUE
  The value attributable to the Policy in the Separate Account and the Fixed Account will reflect the investment performance of the chosen Subaccounts of the Separate Account and the rate of interest paid on the Fixed Account, the premiums paid, any partial surrenders, and the charges assessed in connection with the Policy. A Policyowner may at any time surrender the Policy and receive the Policy's Surrender Value. There is no guaranteed minimum Accumulation Value.

  Determination of Accumulation Value. Accumulation Value is determined on each Valuation Date. No

Policy transactions will be processed on days other than a Valuation Date. On the Date of Issue, Accumulation Value will equal the premium, reduced by the Monthly Deduction. Thereafter, on each Valuation Date, the Accumulation Value of a Policy will equal:

(a) The aggregate of the values attributable to the Policy in each of the Subaccounts on the Valuation Date, determined for each Subaccount by multiplying the Subaccount's unit value by the number of units allocated to the Policy; plus

(b) The value attributable to the Policy in the Fixed Account; plus

(c) Any Accumulation Value impaired by Policy Debt held in the General Account; plus

(d) Any premiums to be processed on that Valuation Date; less

(e) Any partial surrender, and its charge, to be processed on that Valuation Date; less

(f) Any Monthly Deduction to be processed on that Valuation Date; less

(g) Any federal or state income taxes charged against the Accumulation Value.

  In computing the Policy's Accumulation Value, the number of Subaccount units allocated to the Policy is determined after any transfers among Subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other Policy transactions, such as receipt of premiums and partial surrenders, on the Valuation Date. Because the Accumulation Value is dependent upon a number of variables, including the investment performance of the chosen Subaccounts, the frequency and amount of premium payments, transfers, partial surrenders, loans, and charges assessed in connection with the Policy, a Policy's Accumulation Value cannot be predetermined.

  The Unit Value. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount shall be calculated by (i) multiplying the per share net asset value of the corresponding Eligible Portfolio on the Valuation Date times the number of shares held by the Subaccount, after the purchase or redemption of any shares on that date; minus
(ii) the Daily Asset Charge; and (iii) dividing the result by the total number of units held in the Subaccount on the Valuation Date, after any transfers among Subaccounts, or the Fixed Account (and deduction of transfer charges), but before any other Policy transactions.

PAYMENT OF POLICY BENEFITS
  Death Benefit Proceeds under the Policy will usually be paid within seven days after American National receives Satisfactory Proof of Death. Accumulation Value benefits will ordinarily be paid within seven days of receipt of a written request. American National reserves the right to defer payment of any partial and full Surrenders, refunds or Policy Loans which would be derived from a premium payment made by a check which has not cleared the banking system. Payments may also be postponed in certain circumstances. (See General Provisions-Postponement of Payments, page XX.) The Policyowner may decide the form in which the benefits will be paid. During the Insured's lifetime, the Policyowner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. These choices are also available if the Policy is surrendered. If no election is made, American National will pay the benefits in a lump sum.

  When Death Benefit Proceeds are payable in a lump sum and no election of an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment.

  An election or change of method of payment must be in writing. A change in Beneficiary revokes any previous settlement election. Further, if the Policy is assigned, any amount due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

  Optional Methods of Payment. In addition to a lump sum payment of benefits under the Policy, any proceeds to be paid under the Policy may be paid in any of four methods. Any amount left with American National for payment under a settlement option will be transferred to its General Account and will not be affected by the investment performance associated with the Separate Account. American National may make other options available in the future.

  The Policyowner may elect to have the proceeds of the Policy paid under any of the payment options described below. (See General Provisions for Settlement Options, page XX.)

  When proceeds become payable in accordance with a settlement option, the Policy will be exchanged for a supplementary contract specifying all rights and benefits. The effective date will be the date of the Insured's death or other termination of the Policy.

  Any amounts under the supplemental contact remaining payable after the death of the Beneificary will be paid either to the estate of the Beneficiary or in any other manner provided for in the supplementary contract or as otherwise provided for under applicable law.

 The four optional methods of payment are:

  OPTION 1. Installments for a Fixed Period. Equal installments will be paid for a fixed number of years. Installments will include interest at the effective rate of 2.5% per year. At American National's option, additional interest may be paid.

  OPTION 2. Installments for a Fixed Period and Life Thereafter. Equal monthly installments will be paid for as long as the payee lives with installments certain for a fixed period. The fixed period may be 10 years, 20 years, or as long as the payee lives.

  OPTION 3. Installments of a Fixed Amount. Equal annual, semi- annual, quarterly, or monthly installments will be paid. The sum of the installments paid in one year must be at least $40.00 for each $1,000.00 of proceeds. Installments will be paid until the total of the following amount is exhausted:
(1) the net sum payable; plus (2) interest at the effective rate of 2.5% per year; plus (3) any additional interest that American National may elect to pay. The final installment shall be the balance of the proceeds payable plus interest, and may be more or less than the other installments.

  OPTION 4. Interest Payment. American National will hold the proceeds at
interest. Interest will be paid at the effective rate of    2.5% per year.
Additional interest may be paid at American National's option. On interest due dates, an amount of at least $100.00 may be withdrawn from the amount held. If the amount held falls below $2,000.00, American National will pay the entire amount held to the payee.

                           CORRIDOR PERCENTAGE TABLE



       ATTAINED AGE          CORRIDOR PERCENTAGE
       40 or younger                         250
            41                               243
            42                               236
            43                               229
            44                               222
            45                               215
            46                               209
            47                               203
            48                               197
            49                               191
            50                               185
            51                               178
            52                               171
            53                               164
            54                               157
            55                               150
            56                               146
            57                               142
            58                               138
            59                               134
            60                               130
            61                               128
            62                               126
            63                               124
            64                               122
            65                               120
            66                               119
            67                               118
            68                               117
            69                               116
            70                               115
            71                               113
            72                               111
            73                               109
            74                               107
         75 to 90                            105
            91                               104
            92                               103
            93                               102
            94                               101
     95 and thereafter                       100


--------------------------------------------------------------------------------
                   GENERAL PROVISIONS FOR SETTLEMENT
                                    OPTIONS

  The first installment under Option 1, 2 or 3 will be paid as of the date the proceeds are available. The first installment may be postponed for up to ten
(10) years, but only with American National's consent. If it is postponed, the proceeds payable will accumulate with compound interest at the effective rate of 2.5% per year.

 To avoid paying installments of less than $20.00 each, American National may:

(1) change the installments to a quarterly, semi-annual or annual basis; and/or

(2) reduce the number of installments.


  If the Policyowner elects an option, the Policyowner may restrict the Beneficiary's right to assign, encumber, or obtain the discounted present value of any unpaid amount.

  Except to the extent permitted by law, unpaid amounts are not subject to any claims of a Beneficiary's creditors. In no case may a Beneficiary receive the discounted present value of installments payable under Option 2. At American National's option, a Beneficiary may be permitted to receive the discounted present value of installments under the other options. The effective interest rate used to compute discounted present value equals the interest rate used in computing the settlement option plus 1%.

  If the payee dies, under Option 1 or 2 American National will pay the discounted present value of any unpaid fixed-period installments to the payee's estate. Under Option 3 or 4, American National will pay any balance held by American National to the payee's estate. With American National's consent, the option elected may provide for payment in another manner.

  Limitations. Election of an option by written request may be made only with the consent of American National if:


(1) Proceeds are to joint or successive payees, or

(2) proceeds are payable to other than a natural person.

--------------------------------------------------------------------------------
                                 POLICY RIGHTS

LOAN BENEFITS
  Loan Privileges. So long as the Policy remains in effect, the Policyowner may borrow money from American National using the Policy as the only security for the loan. The minimum amount which may be borrowed is $100. Except as otherwise required by applicable state law or regulation, the maximum amount that may be borrowed during the first three Policy Years is 75% of the Surrender Value at the end of the Valuation Period during which the loan request is received. After the first three years the maximum loan amount is 90% of the Surrender Value. Preferred loans are available after the seventh Policy Year. Determination of whether a loan is preferred occurs at the time the loan is made. Subject to the aforementioned maximum loan amount, the amount available as a preferred loan is equal to the Accumulation Value less Policy Debt and less premiums paid (adjusted by partial surrenders). The tax consequences associated with a preferred loan are unclear and a tax advisor should be consulted before effecting such a loan. The loan may be completely or partially repaid at any time while the Insured is living. Each loan repayment must be at least $10 or the full amount of Policy Debt, if less. Loans usually are funded within seven days after receipt of a written request. (See General Provisions-Postponement of Payments, page XX.) Loans may have tax consequences. (See Federal Income Tax Considerations, page XX.)

  Interest. Loans will accrue interest on a daily basis at a rate of 5.0% per year, 3% on preferred loans. Interest is due and payable on each Policy anniversary date or when the loan is paid back if that occurs first. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate.

  Amounts held in the General Account to secure Policy loans will earn interest at the annual rate of 3.0% credited on the Policy anniversary. This interest will be allocated to the Subaccounts and the Fixed Account on each Policy anniversary in the same proportion that premiums are being allocated to those Subaccounts and the Fixed Account at that time.

  Effect of Policy Loans. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Accumulation Value in the Separate Account and the Fixed Account to American National's General Account as security for the indebtedness. The Accumulation Value transferred out will be deducted from the Subaccounts and the Fixed Account in accordance with the instructions given by the Policyowner when the loan is requested. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. In the event no allocation instructions are provided, the loan will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the loan bears to the total. In the event the allocation instructions conflict with the $100 minimum described above, American National reserves the right to allocate the loan among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the loan bears to the total. American National will also transfer Accumulation Value from the Subaccounts and the Fixed Account to the General Account to secure indebtedness if loan interest is not paid when due in any Policy Year. American National will allocate this deduction among the Subaccounts and the Fixed Account as described above. No charge will be imposed for these transfers. A Policy loan may have tax consequences. (See Federal Income Tax Considerations, page XX.)

  A Policy loan may permanently affect the Accumulation Value of a Policy, even if the loan is repaid. The effect could be favorable or unfavorable depending on whether the investment performance of the Subacccount(s)/Fixed Account selected by the Policyowner is less than or greater than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. In comparison to a Policy under which no loan was made, the Accumulation Value will be lower if the General Account interest rate is less than the investment performance of the Subaccount(s)/Fixed Account, and greater if the General Account interest rate is higher than the investment performance of the Subaccount(s)/Fixed Account. A Policy Loan may affect the amount of the Death Benefit, even if the loan is repaid.

  Policy Debt. The Policy Debt equals the total of all Policy loans and accrued interest thereon. Policy Debt reduces the amount of Death Benefit Proceeds and Surrender Value. If the Policy Debt exceeds the Accumulation Value less any surrender charge, the Policyowner must pay the excess. American National will send a notice of the amount which must be paid. If the Policyowner does not make the required payment within the 61 days after American National sends the notice, the Policy will terminate without value. A lapsed Policy may later be reinstated. (See Payment and Allocation of Premiums-Policy Lapse, Grace Period and Reinstatement, page XX.)

  Repayment of Policy Debt. Payments received by American National while a Policy loan is outstanding are treated as repayment of Policy Debt and not premiums only if the Policyowner so requests. As Policy Debt is repaid, Accumulation Value equal to the loan amount repaid will be transferred from the General Account to the Subaccounts and the Fixed Account. Such transfer will be allocated among the Subaccounts and the Fixed Account in the same proportion that premiums are being allocated at the time of repayment. The repayment of Policy Debt will be allocated at the end of the Valuation Period during which the repayment is received. If not repaid, American National will deduct Policy Debt from any amount payable under the Policy.

SURRENDERS
  At any time during the lifetime of the Insured and while the Policy is in force, the Policyowner may partially or totally surrender the Policy by sending a written request to American National. The maximum amount available for surrender is the Surrender Value at the end of the Valuation Period during which the surrender request is received at American National's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See General Provisions-Postponement of Payments, page XX.) Surrenders may have tax consequences. (See Federal Income Tax Considerations, page XX.)

  Full Surrenders. If the Policy is being fully surrendered, the actual Policy form must be returned to American National along with the request. American National will pay the Surrender Value. Coverage under the Policy will terminate as of the date of a full surrender.

  Partial Surrenders. Partial surrenders are irrevocable. The amount of a partial surrender may not exceed the Surrender Value at the end of the Valuation Period during which the request is received less an amount sufficient to cover Monthly Deductions for three months. The minimum partial surrender is $100.

  The Accumulation Value will be reduced by the sum of the amount of partial surrender, a $25 fee for each partial surrender and any applicable partial surrender charge. (See Charges and Deductions-Partial Surrender Charge, page XX.) This amount will be deducted from the Policy's Accumulation Value, and values in connection therewith determined, at the end of the Valuation Period during which the request is received. The deduction will be allocated to the Subaccounts and the Fixed Account according to the instructions of the Policyowner when the withdrawal is requested, provided that the minimum amount remaining in a Subaccount as a result of the allocation is $100. In the event no allocation instructions are provided, the partial surrender will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the partial surrender bears to the total. In the event the allocation instructions conflict with the $100 minimum described above, American National reserves the right to allocate the partial surrender among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the partial surrender bears to the total.

  The Death Benefit will be reduced by the amount by which the Accumulation Value is reduced due to any partial surrender. If Option A is in effect, the Specified Amount will be reduced. Where increases in the Specified Amount occurred previously, a partial surrender will reduce the last increase first, and then each other increase in order of the more recent increase first, and finally the initial Specified Amount. Thus, partial surrenders may affect the cost of insurance charge and the amount of pure insurance protection under the Policy. (See Charges and Deductions - Cost of Insurance, page XX; Policy Benefits - Methods of Affecting Insurance Protection, page XX.) If Option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

  The Specified Amount remaining in force after a partial surrender may not be less than the minimum

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

Specified Amount shown in the following schedule:

          DURING               MINIMUM
        POLICY YEAR        SPECIFIED AMOUNT
            1                    50,000
            2                    45,000
            3                    40,000
            4                    35,000
        Thereafter               25,000

  The minimum Specified Amount for an Insured to maintain a preferred risk class is $100,000.

  The amount of any partial surrender will generally be paid within seven (7) days after receipt of the Policyowner's written request therefor. (See General Provisions-Postponement of Payments, page XX.)


TRANSFERS
  Accumulation Value may be transferred among the Subaccounts or from the Subaccounts to the Fixed Account as often as desired. The transfers may be ordered in person, by mail, or by telephone. The total amount of each transfer must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount after a transfer therefrom is $100. American National will effectuate transfers and determine all values in connection with transfers on the later of the end of the Valuation Period which includes the transfer date designated in the request or the end of the Valuation Period during which the transfer request is received. Accumulation Value on the date of a transfer will not be affected except to the extent of the transfer charge, if applicable. The first twelve transfers per Policy Year will be permitted free of charge. A $10 transfer charge will be imposed each additional time amounts are transferred and will be deducted from the amount transferred. (See Charges and Deductions-Transfer Charge, page XX.) Transfers resulting from Policy loans, the dollar cost averaging program or the rebalancing program will not be subject to a transfer charge. In addition, such transfers will not be counted for purposes of determining the number of transfers allowed without charge in each year.

  Once each Policy Year, and only during the thirty day period beginning on the Policy anniversary, transfers may be made from the Fixed Account to the Subaccounts. This transfer is without charge. The maximum amount which may be transferred from the Fixed Account to the Subaccounts is the greater of twenty-five percent of the amount in the Fixed Account or $1,000. Such transfer request received prior to the Policy anniversary will be effected at the end of the Valuation Period during which the Policy anniversary occurs. Transfer request received within the 30 day period beginning on the Policy anniversary will be effective as of the end of the Valuation Period in which a proper transfer request is received.

  American National will employ reasonable procedures to confirm that the transfer instructions communicated by telephone are genuine, and if American National follows those procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. American National may be liable for such losses if it does not follow those reasonable procedures. The procedures American National will follow for telephone transfers include some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

REFUND PRIVILEGE
  The Policyowner may cancel the Policy within 10 days after receiving the Policy . If the Policy is canceled within this time period a refund will be paid. The amount of the refund will be the amount of the premiums paid adjusted by investment gains during the 15-day period such premiums have been allocated to the AN Money Market Portfolio and by investment gains and losses thereafter.

  To cancel the Policy, the Policyowner should mail or deliver the actual Policy form to American National at the Home Office or to the office of one of its agents. A refund of premiums paid by check may be delayed until the check has cleared the Policyowner's bank. (See General Provisions-Postponement of Payments, page XX.)

DOLLAR COST AVERAGING
  Under the dollar cost averaging program, the Policyowner can instruct American National to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by the Policyowner from any one Subaccount or Fixed Account, to any Subaccount(s) or Fixed Account. The automatic transfers can occur monthly, quarterly, semi-annually or annually, and the amount transferred each time must be at least $1,000 in total. The minimum transfer to each Subaccount must be at least $100. At the time the program begins, there must be at least $10,000 of Accumulation Value in the Policy. Transfers under dollar cost averaging will be effectuated, and values in connection therewith determined, at the end of the Valuation Period that includes the transfer date designated in the instructions.

  Dollar cost averaging results in the purchase of more units when the unit value is low, and fewer units when the unit value is high. However, there is no guarantee that the dollar cost averaging program will result in higher Accumulation Value or otherwise be successful.

  The Policyowner can request participation in the dollar cost averaging program when applying for the Policy or after the Policy's Date of Issue. Transfers will begin as specified by the Policyowner. The Policyowner can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate, if on a transfer date, the Accumulation Value is less than $5,000.

  The Policyowner can increase or decrease the amount of transfers or discontinue the program by sending written notice to American National or by the telephone, if a telephone transfer authorization form is on file. There is no charge for participation in this program. In addition, transfers made pursuant to this program will not be counted in determining the number of transfers allowed without charge each year.

REBALANCING
  American National will rebalance a Policy by allocating premiums and transferring Accumulation Value among the Subaccounts and the Fixed Account to ensure conformity with current allocation instructions. Rebalancing will be performed on a calendar quarter, semi-annual or annual basis as specified by the Policyowner. Rebalancing will be effectuated, and values in connection therewith determined, at the end of the Valuation Period that includes the rebalancing date designated in the request. There is no charge for participation in this program. In addition, transfers of Accumulation Value made pursuant to this program will not be counted in determining the number of transfers allowed without charge each year. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Policy. The program will be discontinued if, on a rebalancing date, the Accumulation Value is less than $5,000.

  The Policyowner can request participation in the rebalancing program when applying for the Policy or after the Policy's Date of Issue. The Policyowner can discontinue the program by sending written notice or calling American National by telephone.

SPECIALIZED USES OF THE POLICY
  The Policy provides Accumulation Value and Death Benefits. The Policy can be used for various individuals and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks.

--------------------------------------------------------------------------------
                       PAYMENT AND ALLOCATION OF PREMIUMS


ISSUANCE OF A POLICY
  Individuals wishing to purchase a Policy must complete an application and submit it to American National's Home Office, American National Building, One Moody Plaza, Galveston, Texas 77550. A Policy will generally be issued only to individuals 80 years of age or less on their last birthday who supply satisfactory evidence of insurability to American National. Acceptance is subject to American National's underwriting rules.

  The Date of Issue is used to determine Policy anniversary dates, Policy Years and Policy months.

  The Policy Date is the Effective Date for all coverage applied for in the original application and any supplemental applications.

  The initial premium payment will be allocated to the AN Money Market Portfolio, as of the Date of Issue, for 15 days. After the expiration of this period, the Accumulation Value will be allocated to the Subaccounts or the Fixed Account as selected by the Policyowner.

PREMIUMS
  The initial premium is due no later than the Policy Date. No insurance will take effect before the initial premium is paid. The initial premium must be at least 1/2 of the first year Guaranteed Coverage Premium. The initial premium and all other premiums are payable at American National's Home Office. The amounts and frequency of the Planned Periodic Premiums are shown on the Policy Data Page. Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums since the Planned Periodic Premium schedule is not binding on the Policyowner. However, the Planned Periodic Premium must include the Guaranteed Coverage Premium during the first three (3) Policy Years. Thereafter, unless the Policyowner has paid sufficient premiums to pay the Monthly Deduction, the Policy may have no Surrender Value and will lapse.

  American National agrees to keep the Policy in force during the first three years and provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, these minimum premiums will not, after payment of the Monthly Deduction, generate positive Surrender Value at one or more points during such period.

  Premium Flexibility. A Policyowner may make unscheduled premium payments at any time in any amount, or skip premium payments, subject to the premium limitations described herein. Therefore, unlike conventional insurance policies, this Policy does not obligate the Policyowner to pay premiums in accordance with a rigid and inflexible premium schedule. American National reserves the right to limit the amount of additional or unscheduled premium payments.

  Planned Periodic Premiums. At the time the Policy is issued each Policyowner may determine a Planned Periodic Premium schedule. During the first 3 Policy Years the Planned Periodic Premium schedule must include the Guaranteed Coverage Premium. The Policyowner is not required to pay premiums in accordance with this schedule. The Policyowner has considerable flexibility to alter the amount and frequency of premiums paid.

  Policyowners can also change the frequency and amount of Planned Periodic Premiums by sending a written request to American National's Home Office, although American National reserves the right to limit any increase in order to comply with applicable federal tax law. Premium payment notices will be sent annually, semi-annually, quarterly or monthly depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force unless the Guaranteed Coverage Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Surrender Value. (See Policy Benefits-Duration of the Policy, page XX.) Unless the Guaranteed Coverage Benefit provision is in effect, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will lapse any time Surrender Value is insufficient to pay the Monthly Deduction and a grace period expires without a sufficient payment.

  Any premium received in an amount different from the Planned Periodic Premium will be considered an unscheduled premium.

  Premium Limitations. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limitations established by federal tax laws. If at any time a premium is paid which would result in total premiums exceeding such current maximum premium limitations, American National will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by law. American National may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received. American National may also establish a minimum acceptable premium amount.

  Premiums Upon Increase in Specified Amount. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policyowner, an additional premium payment may be required. American National will notify the Policyowner of any premium required to fund the increase.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE
  Allocation of Premiums. In the application for a Policy, the Policyowner allocates premiums to one or more Subaccounts of the Separate Account or to the Fixed Account. Thereafter, the amount in such account and premiums are allocated as directed by the Policyowner. The minimum percentage that may be allocated to any one Subaccount or to the Fixed Account is 10% of the premium, and fractional percentages may not be used. The allocations must total 100%. The allocation for future premiums may be changed without charge by providing proper notification to the Home Office. The notice must include the policy number to which the instructions apply. The revised allocation instructions will apply to future premiums received by American National on or after the date proper notification is received.

  Premium payments received within 15 days after the Date of Issue are allocated to the Subaccount for the AN Money Market Portfolio. Any initial premium payment received with the application will be allocated to the AN Money Market Portfolio as of the Date of Issue, for 15 days. After the expiration of such period, the Accumulation Value will be allocated to the Subaccounts and the Fixed Account as selected by the Policyowner. Premium payments received by American National prior to the Date of Issue are held in American National's General Account, without interest, until the Date of Issue. Premiums received by American National sixteen (16) or more days after the Date of Issue are allocated to the selected Subaccounts and the Fixed Account. If there is any Policy Debt at the time of payment, American National will treat the payment as a premium payment unless otherwise instructed in proper written notice.

  Accumulation Value. The value of amounts allocated to Subaccounts of the Separate Account will vary with the investment performance of these Subaccounts and the Policyowner bears the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. Policyowners should periodically review their allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE, GRACE PERIOD AND REINSTATEMENT
  Policy Lapse. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Unless the Guaranteed Coverage Benefit is in effect, lapse will occur when the Surrender Value is insufficient to cover the Monthly Deduction, or Policy Debt exceeds the Accumulation Value less any surrender charge, and a grace period expires without a sufficient payment.

  Grace Period. A grace period is granted for the payment of a premium sufficient to cover the Monthly Deduction if the Surrender Value is insufficient or the excess of Policy Debt over Accumulation Value less any surrender charge. The grace period begins on the date Surrender Value is insufficient to cover the Monthly Deduction or the date Policy Debt exceeds the Accumulation Value less any surrender charge. American National will notify the Policyowner at the beginning of the grace period by mail addressed to the last known address on file with American National. The notice will specify the premium required to be paid. The grace period ends 61 days after the notice is mailed. Failure to pay the required amount within the grace period will result in lapse of the Policy. If the Insured dies during the grace period, any overdue Monthly Deductions and Policy Debt will be deducted from the Death Benefit Proceeds.

  Reinstatement. A lapsed Policy may be reinstated any time within five years after the date coverage is terminated. A Policy can not be reinstated if it was surrendered. Reinstatement will be effected based on the Insured's underwriting classification at the time of the reinstatement.

 Reinstatement is subject to the following:

a. Evidence of insurability of the Insured satisfactory to American National (including evidence of insurability of any person covered by a rider to reinstate the rider);

b. Reinstatement or repayment of any Policy Debt;

c. Payment of the amount of any Monthly Deductions not collected during the grace period;

d. Payment of the premium sufficient to pay the Monthly Deduction for three months after the date of reinstatement; and

e. The surrender charge schedule will be restored as of the Date of Issue and for any increase in Specified Amount as of the date of increase.

  The original Date of Issue, and the Effective Dates of increases in Specified Amount (if applicable), will be used for purposes of calculating Monthly Deductions and the surrender charge. If any Policy Debt was reinstated, the amount thereof will be held in American National's General Account. Accumulation Value will then be calculated as described under Policy Benefits-Accumulation Value on page XX. The Effective Date of reinstatement will be the first Monthly Deduction Date on or next following the date of approval by American National of the application for reinstatement.

 Charges and Deductions

  Charges will be deducted in connection with the Policy to compensate American National for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy;
(3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. Routine Policy administration includes premium billings, record keeping, processing Death Benefit claims, surrenders, policy changes, and preparing and mailing reports. Risks assumed by American National in connection with the Policy include mortality risk and expense risk. The mortality risk assumed by American National is that Insureds may live for a shorter time than assumed, and that an aggregate amount of Death Benefits greater than assumed will be paid. The expense risk is that expenses incurred in issuing and administering the Policies will exceed those assumed would be paid. The nature and amount of these charges are described more fully below.

PREMIUM CHARGES
  No charges will be deducted from any premium payment before allocating such premiums among the Subaccounts and the Fixed Account.

CHARGES FROM ACCUMULATION VALUE
  Monthly Deduction. The Monthly Deduction is the sum of the cost of insurance charge, applicable charge for any riders, and the monthly policy charge. The Monthly Deduction will be deducted from the Accumulation Value as of the Date of Issue and on each Monthly Deduction Date thereafter if current. It will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account bears to the total on that date. The cost of insurance and the monthly policy charge are described in more detail below. Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction itself may vary in amount from month to month.

  Monthly Policy Charge. The Monthly Deduction includes a monthly policy charge. Such charge shall range from a maximum of $7.50 plus $XX per $1,000 of Specified Amount at age 0 to a maximum of $7.50 plus $XX per $1,000 of Specified Amount at age 80.

  Cost of Insurance. Because the cost of insurance depends upon several variables, the cost for each Policy month can vary from month to month. American National will determine the monthly cost of insurance charges by multiplying the applicable cost of insurance rate by the net amount at risk for each Policy month. The net amount at risk on any Monthly Deduction Date is the amount by which the Death Benefit on that Monthly Deduction Date exceeds the Accumulation Value after deduction of the monthly policy charge and the applicable charge for any riders.

  The monthly cost of insurance rate is based on the Insured's sex (if Policy is issued on a sex distinct basis), Attained Age, Specified Amount and underwriting risk class. The rate may vary if the Insured is a tobacco user or tobacco non-user, is considered a preferred or standard risk classification, or is considered a substandard risk classification and rated with a tabular extra rating. For the initial Specified Amount, the cost of insurance rate will not exceed those in the Schedule of Monthly Guaranteed Maximum Cost of Insurance Rates shown on the Policy Data Page. These guaranteed rates are based on the Insured's age last birthday. The current rates range between XX% and XX% of the guaranteed rates. Any change in the current cost of insurance rates will apply to all persons of the same age, sex, risk class, and Specified Amount.

  Guaranteed maximum cost of insurance rates for issue or increase ages 15 and above are calculated based on the 1980 Commissioners Standard Ordinary (CSO) Smoker or Nonsmoker Mortality Tables (Age Last Birthday). For issue or increase ages 0-14, the 1980 CSO Mortality Table (Age Last Birthday) was used through attained age 14 and the 1980 CSO Nonsmoker Mortality Table (Age Last Birthday) for attained ages 15 and above.

  Guaranteed maximum cost of insurance rates for Policies issued on a non-sex distinct basis are calculated based on the 1980 CSO-SB the 1980 CSO-NB Mortality Tables (Age Last Birthday) for issue or increase ages 15 and above. For issue or increase ages 0-14, the 1980 CSO-B Mortality Table (Age Last Birthday) was used through attained age 14 and the 1980 CSO-NB Mortality Table (Age Last Birthday) for attained ages 15 and above.

  The underwriting risk class for the initial Specified Amount and the Specified Amount for any increase may be different. As a result the cost of insurance rate for the initial Specified Amount and each increase in Specified Amount may be different. Decreases will also be reflected in the cost of insurance rate. (See Policy Benefits-Change in Specified Amount, page XX.)

  The actual charges made during the Policy Year will be shown in the annual report delivered to Policyowners.

  The rate class of an Insured may affect the cost of insurance rate. American National currently places insureds into either a preferred rate class, standard rate class, or substandard rate class that involves a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will typically have a lower cost of insurance than an Insured in a substandard rate class. Similarly, in an otherwise identical Policy, an Insured in a preferred rate class typically has a lower cost of insurance than one in a standard class. If a Policy is rated at issue with a tabular extra rating, the guaranteed rate is generally a multiple of the guaranteed rate for a standard issue.

  Insureds may also be assigned a flat extra rating to reflect certain additional risks. The flat extra rating will not impact the cost of insurance rate but 1/2 of any annualized flat extra cost will be deducted as part of the Monthly Deduction on each Monthly Deduction Date.

SURRENDER CHARGE
  If a Policy is surrendered, American National may assess a surrender charge. Surrender charges are calculated separately for the initial Specified Amount and for each increase in Specified Amount. The surrender charge for the initial Specified Amount is applicable until the 14th Policy anniversary. For an increase in Specified Amount, the surrender charge is applicable for 14 years after the Effective Date of such increase. Thereafter, there is no surrender charge.

  The surrender charge is assessed based on a rate per $1,000 of initial or increase in Specified Amount. This rate is the same for the five years since issue or increase, as applicable, grading to zero after fourteen years.

  A surrender charge may be assessed upon decreases in Specified Amount or upon Death Benefit option changes that result in a decrease in Specified Amount. (See Policy Benefits-Change in Specified Amount, page XX.)

  Because the surrender charge may be significant upon early surrender, prospective Policyowners should purchase a Policy only if they do not intend to surrender it for a substantial period.

 The surrender charge will not exceed the maximum amount permitted under applicable law.

TRANSFER CHARGE
  A transfer charge of $10 will be imposed for each additional transfer among the Subaccounts or from the Subaccounts to the Fixed Account after twelve per Policy Year to compensate American National for the costs of effecting the transfer. This charge will be deducted from the amount transferred. The transfer charge will not be imposed on transfers that occur as a result of Policy loans, the dollar cost averaging program, or the rebalancing program. In addition, such transfers will not be counted for purposes of determining the number of transfers allowed without charge in each year. The amount of the transfer charge is guaranteed not to be increased.

PARTIAL SURRENDER CHARGE
  A $25 fee will be imposed for each partial surrender. In addition, if Death Benefit Option A is in effect, a partial surrender charge will be assessed consistent with the method for a decrease in Specified Amount. (See Policy Benefits-Change in Specified Amount, page XX.)

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT
  On each Valuation Date, a Daily Asset Charge will be deducted from the Separate Account. Such charge shall not exceed 1.25% annually of the average daily Accumulation Value of each Subaccount, but not the Fixed Account. The daily charge will be deducted from the Accumulation Value of the Separate Account, and therefore the Subaccounts, on each Valuation Date. The deduction on each Valuation Date will be calculated using a rate derived by dividing the 1.25% annual rate by 365 and multiplying the result by the number of days since the last Valuation Date. No Daily Asset Charge will be deducted from the Fixed Account.

FEES AND EXPENSES INCURRED BY ELIGIBLE PORTFOLIOS
  In addition to the charges by American National against the Separate Account described just above, SM&R, FMR and T. Rowe Price Associates will assess certain fees against the amount invested in the various Eligible Portfolios. In addition, certain other expenses will be incurred by the American National Fund, the Fidelity Funds and the T. Rowe Price Funds. (See the American National Fund's, Fidelity Funds' and T. Rowe Price Funds' Prospectuses.)

  For managing the investments and business affairs of the Eligible Portfolios of the T. Rowe Price Funds, each such Eligible Portfolio pays T. Rowe Price Associates, Inc. a monthly fee. Detailed information about such fee is in the T. Rowe Price Funds' Prospectuses.

  For managing the investments and business affairs of the Eligible Portfolios of the Fidelity Funds, each such Eligible Portfolio pays FMR a monthly fee. Detailed information about such fee is in the Fidelity Funds' Prospectuses.

 No portfolio fees will be assessed against amounts placed in the Fixed Account.

TAXES
  Currently, no charge will be made against the Separate Account for federal, state or local income taxes. American National may, however, make such a charge in the future if income or gains within the Separate Account will incur any Federal, or any significant state or local tax treatment of American National changes. Charges for such taxes, if any, would be deducted from the Separate Account and/or the Fixed Account. American National would not realize a profit on such tax charges with respect to the Policies.


 GENERAL PROVISIONS


THE CONTRACT
  The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. All statements made by the Insured in the application, in the absence of fraud, are considered representations and not warranties. Only statements in the application that is attached to the Policy and any supplemental applications made a part of the Policy when a change in coverage went into effect can be used to contest a claim or the validity of the Policy. Any changes must be approved in writing by the President, Vice President or Secretary of American National. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions.

CONTROL OF POLICY
  The Policyowner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policyowner, if living; otherwise to any contingent owner or owners, if living; otherwise to the estate of the last Policyowner to die. If the Policyowner is a minor, first the Applicant, then the Beneficiary, if living and legally competent, may exercise all rights of ownership.

BENEFICIARY
  The Policyowner may name both primary and contingent beneficiaries. The Beneficiary(ies) and their designated class are specified in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the estate of the Insured.

CHANGE OF BENEFICIARY
  The Policyowner may change the Beneficiary by written request on a Change of Beneficiary form at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. American National, at its option, may require that the actual Policy form be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change is recorded at the Home Office. American National will not be liable for any payment made or action taken before the change is recorded. No limit is placed on the number of changes that may be made.

CHANGE IN POLICYOWNER OR ASSIGNMENT
  In order to change the Policyowner or assign Policy rights, an assignment of the Policy must be made in writing and filed with American National at its Home Office. The change will take effect as of the date the change is recorded at the Home Office, and American National will not be liable for any payment made or action taken before the change is recorded. Payment of proceeds is subject to the rights of any assignee of record. No partial or contingent assignment of the Policy will be permitted. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS
  The proceeds are subject first to any Policy Debt and then to the interest of any assignee of record. Payments to satisfy any such Policy Debt and to any assignee shall each be paid in one sum. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an optional method of payment is selected. If no Beneficiary survives the Insured, the proceeds shall be paid in one sum to the estate of the Insured. Any proceeds payable upon full surrender shall be paid in one sum unless an optional method of payment is elected.

INCONTESTABILITY
  The Policy is incontestable after it has been in force for two years from the Date of Issue during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the Date of Issue shall be incontestable after such increase or addition has been in force for two years from its Policy Date during the lifetime of the Insured. However, this two year provision shall not apply to riders that provide disability or accidental Death Benefits. Any reinstatement of a Policy shall be incontestable during the lifetime of the Insured only after having been in force for two years after the Policy Date of the reinstatement.

MISSTATEMENT OF AGE OR SEX
  If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit will be adjusted as provided for in the Policy.

SUICIDE
  Suicide within two years of the Date of Issue is not covered by the Policy unless otherwise provided by a state's insurance law. If the Insured, while sane or insane, commits suicide within two years after the Date of Issue, American National will pay only the premiums received less any partial surrenders and Policy Debt. If the Insured, while sane or insane, commits suicide within two years after the Policy Date of any increase in the Specified Amount, American National's liability with respect to such increase will only be its total cost of insurance applied to the increase. If the Insured, while sane or insane, commits suicide within two years from the Policy Date of reinstatement, American National's liability with respect to such reinstatement will only be for the return of cost of insurance and expenses, if any, paid on or after the reinstatement.

POSTPONEMENT OF PAYMENTS
  Payment of any amount upon refund, full surrender, partial surrender, Policy loans, benefits payable at death, and transfers, which require valuation of a Subaccount, may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's Accumulation Value. Surrenders, loans or partial surrenders from the Fixed Account may be deferred for up to 6 months from the date of written request.

ADDITIONAL INSURANCE BENEFITS (RIDERS)
  Subject to certain requirements, certain additional optional benefits may be obtained. The cost of any such additional insurance benefits, which will be provided by "riders" to the Policy, will be deducted as part of the Monthly Deduction. Riders in force during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement.

DIVIDENDS
  The Policy is non participating. This means the Policy is not eligible for dividends and does not participate in any distribution of American National's surplus.

--------------------------------------------------------------------------------
                          DISTRIBUTION OF THE POLICIES
  SM&R, a wholly-owned subsidiary of American National will act as the principal underwriter of the Policies pursuant to a Distribution and Administrative Services Agreement between itself and American National. SM&R was organized under the laws of the State of Florida in 1964, and is a registered broker/dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. (See the American National Fund's Prospectus.)

  Registered Representatives of SM&R who sell the Policy will receive commissions from SM&R based upon a commission schedule. After issuance of the Policy, commissions to the Registered Representative will equal, at most,10% of the total premium contribution in Policy Years one through five. In years six and thereafter the Registered Representative will receive renewal commissions at an annual rate of at most .25% of the Accumulation Value. Further, American National may pay Registered Representatives who meet certain production standards additional compensation, and may pay managers bonuses with respect to the Policies. SM&R will pay overriding commissions to managers with respect to the Policies. SM&R and American National may authorize other registered broker/dealers and its Registered Representatives to sell the Policies subject to applicable law.

--------------------------------------------------------------------------------
                       FEDERAL INCOME TAX CONSIDERATIONS


INTRODUCTION
  The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice.
Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon American National's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAX STATUS OF THE POLICY
  Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. Guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

  With respect to a Policy issued on the basis of a standard premium class, American National believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

  With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk), there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy.

  If it is subsequently determined that a Policy does not satisfy Section 7702, American National may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with

Section 7702. For these reasons, American National reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

  Section 817(h) of the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Subaccounts, through the Eligible Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. (S)1.817-5, which affect how an Eligible Portfolio's assets are to be invested. American National believes that the Subaccounts will, thus, meet the diversification requirement, and American National will monitor continued compliance with this requirement.

  In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the Subaccounts used to support their contracts. In those circumstances, income and gains from the Subaccount assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of Subaccount assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of subaccount assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values and the investment objective of certain Eligible Portfolios may be narrower. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Subaccounts. In addition, American National does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. American National therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Subaccounts.

  The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS
  In General. American National believes that the proceeds and Accumulation Value increases of a Policy should be treated in manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

  Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a partial surrender, a full surrender, the addition of an Accelerated Death Benefit Rider, the receipt of an Accelerated Death Benefit, the continuation of the Policy beyond the Insured's 100th birthday, a change in ownership, or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary.

  The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

  Generally, the Policyowner will not be deemed to be in constructive receipt of the Policy Accumulation Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract.'' Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

  Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts".

  Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy can also become a Modified Endowment Contract if it is materially changed. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Policy Accumulation Value at the time of such change and the additional premiums paid in the seven years following the material change. At the time a premium is credited that in American National's view would cause the Policy to become a Modified Endowment Contract, American National will notify the Policyowner that unless a refund of the excess premium is requested by the Policyowner, the Policy will become a Modified Endowment Contract. The Policyowner will have 30 days after receiving such notification to request the refund.

  The rules relating to whether a Policy will be treated as a Modified Endowment Contract are complex and cannot be fully described in the limited confines of this summary. For example, a Policy can also become a Modified Endowment Contract in the event of certain reductions in Policy benefits. Therefore, a current or prospective Policyowner should consult with a competent tax advisor to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment Contract.

  Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contract will be subject to the following tax rules: First, all distributions, including distributions upon surrender and partial surrenders from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Accumulation Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 59 1/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

  If a Policy becomes a Modified Endowment Contract after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment Contract, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment Contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a

Modified Endowment Contract.

  Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

  Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

  Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

  Policy Loan Interest. Interest paid on any loan under a Policy generally is not deductible. A Policyowner should consult a tax advisor before deducting any Policy loan interest.

  Investment in the Policy.Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount of distributions received under the Policy that is excluded from gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Policyowner.

  Multiple Policies. All Modified Endowment Contracts that are issued by American National (or its affiliates) to the same Policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

POSSIBLE CHARGE FOR AMERICAN NATIONAL'S TAXES
  At the present time, American National makes no charge for any Federal, state or local taxes that it incurs that may be attributable to the Subaccounts or to the Policies. American National however, reserves the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Subaccount to American National's General Account. Any investment earnings on tax charges accumulated in a Subaccount will be retained by American National.


 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS


  American National holds the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the General Account assets, except for the Fixed Account and Accumulation Value held in the General Account securing Policy loans. American National maintains records of all purchases and redemptions of shares of Eligible Portfolios by each of the Subaccounts.

--------------------------------------------------------------------------------

                                 VOTING RIGHTS

  All of the assets held in the Subaccounts of the Separate Account will be invested in shares of the corresponding Eligible Portfolios. American National is the legal holder of those shares and as such has the right to vote to elect the Board of Directors of the American National Fund, the Fidelity Funds and the
T. Rowe Price Funds, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund, and to vote upon any other matter that may be voted upon at a shareholder's meeting. To the extent required by law, American National will vote all shares of the Eligible Portfolios held in the Separate Account at regular and special shareholders' meetings in accordance with instructions received from Policyowners. The number of votes for which each Policyowner has the right to provide instructions will be determined as of the record date selected by the Board of Directors of the American National Fund, the Fidelity Funds or the T. Rowe Price Funds, as the case may be. American National will furnish Policyowners with the proper forms, materials and reports to enable them to give it these instructions.

  The number of shares of an Eligible Portfolio in a Subaccount for which instructions may be given by a Policyowner is determined by dividing the Policy's Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding Eligible Portfolio. Fractional shares will be counted. Eligible Portfolio shares held in each Subaccount for which no timely instructions from Policyowners are received and shares held in each Subaccount which do not support Policyowner interests will be voted by American National in the same proportion as those shares in that Subaccount for which timely instructions are received.

  Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, American National may elect to vote shares of the American National Fund, the Fidelity Funds or the T. Rowe Price Funds in its own right.

  Matters on which Policyowners may give voting instructions include the following: (1) election of Boards of Directors, (2) ratification of independent accountants (3) approval of investment advisory agreements for the Eligible Portfolio(s) corresponding to the Policyowner's selected Subaccount; (4) any change in the fundamental investment Policies of the Eligible Portfolio(s) corresponding to the Policyowner's selected Subaccount(s); and (5) any other matter requiring a vote of the shareholders under the 1940 Act.

  Disregard of Voting Instruction. American National may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Eligible Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Eligible Portfolios. In addition, American National itself may disregard voting instructions that would require changes in the investment objectives or policies of any Eligible Portfolio or in an investment adviser or principal underwriter for the Eligible Portfolios, if American National reasonably disapproves those changes in accordance with applicable federal regulations. If American National does disregard voting instructions, it will advise Policyowners of that action and its reasons for the action in the next annual report or proxy statement to Policyowners.

 STATE REGULATIONS OF AMERICAN NATIONAL


  American National, a stock life insurance company organized under the laws of Texas, is subject to regulation by the Texas Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of American National and the Separate Account as of December 31 of the preceding year must be filed with the Texas Department of Insurance. Periodically, the Texas Department of Insurance examines the liabilities and reserves of American National and the Separate Account and certifies their adequacy. A full examination of American National's operations is also conducted periodically by the National Association of Insurance Commissioners.

  In addition, American National is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the Prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investment. However, differences in state laws may require American National to offer a Policy in one or more states which has suicide, incontestability, refund provisions, surrender charges or other provisions which are more favorable to a Policyowner than provisions in a Policy offered in other states.
--------------------------------------------------------------------------------
                    SENIOR EXECUTIVE OFFICERS AND DIRECTORS

 AMERICAN NATIONAL INSURANCE COMPANY


NAME AND POSITION(S) WITH                  PRINCIPAL OCCUPATIONS LAST FIVE YEARS
AMERICAN NATIONAL INSURANCE COMPANY               AND OTHER POSITIONS HELD
--------------------------------------------------------------------------------

ROBERT L. MOODY                           President, January 1996 to present,
CHAIRMAN OF THE BOARD, DIRECTOR,          Chairman of the Board, April 1982 to
PRESIDENT AND                             present, Chief Executive Officer, July
CHIEF EXECUTIVE OFFICER                   1991 to present, and Director, March
                                          1960 to present, American National.
                                          Director, September 1985 to present,
                                          ANREM Corporation. Director and
                                          President, 1982 to present, Moody
                                          Bancshares, Inc. Director and
                                          President, 1988 to present, Moody Bank
                                          Holding Company, Inc. President, 1980
                                          to 1993, Chairman of the Board,
                                          Director and Chief Executive Officer,
                                          1980 to present, The Moody National
                                          Bank of Galveston. Chairman of the
                                          Board and Director, 1971 to present,
                                          National Western Life Insurance
                                          Company. Trustee, 1955 to present, The
                                          Moody Foundation. Director, 1954 to
                                          present, Gal-Tex Hotel Corporation.
                                          Chairman of the Board and Director of
                                          Transitional Learning Community at
                                          Galveston; Chairman of the Board and
                                          Director of The Moody Endowment.

G.R. FERDINANDTSEN                        Senior Executive Vice President and
SENIOR EXECUTIVE VICE PRESIDENT           Chief Operating Officer, April 1997 to
AND CHIEF OPERATING OFFICER               present, Senior Executive Vice
                                          President and Chief Administrative
                                          Officer, April 1996 to April 1997.
                                          Senior Vice President, Health
                                          Insurance Operations, April 1993 to
                                          April 1996, Senior Vice President,
                                          Director of Group Insurance, July 1990
                                          to April 1993, American National. Vice
                                          President, Health Insurance
                                          Operations, April 1993 to present,
                                          American National Life Insurance
                                          Company of Texas. Director, November
                                          1992 to present, American National
                                          Property and Casualty Company.
                                          Director, November 1992 to present,
                                          American National General Insurance
                                          Company. Director, April 1978 to
                                          present, McMarr Properties (formerly
                                          American Securities Company).
                                          Director, April 1992 to present,
                                          McCreless Foundation. Director,
                                          January 1985 to present, United Land.
                                          Director, June 1993 until company was
                                          merged in December 1994, Commonwealth
                                          Life and Accident Insurance Company.
                                          Underwriter, March 1994 to present,
                                          American National Lloyds Insurance
                                          Company. Director, 1995 to present,
                                          Pacific P & C, Inc. Director, January
                                          1996 to present, Standard Life and
                                          Accident Insurance Company.

IRWIN M. HERZ, JR.                        Director, 1984 to present, American
DIRECTOR                                  National. Partner, March 1980 to
                                          present, Greer, Herz & Adams, L.L.P.,
                                          General Counsel to American National.
                                          Trustee, April 1971 to present, Three
                                          R Trusts. Director, April 1983 until
                                          company was merged in December 1994,
                                          Commonwealth Life and Accident
                                          Insurance Company. Director, June 1992
                                          to present, Garden State Life
                                          Insurance Company. Director of
                                          American National Property and
                                          Casualty Company.

R. EUGENE LUCAS                           Director, April 1981 to present,
DIRECTOR                                  American National. President and
                                          Director, March 1971 to present, Gal-
                                          Tex Hotel Corporation. President and
                                          Director, March 1971 to present, Gal-
                                          Tenn Hotel Corporation. President and
                                          Director, May 1985 to present, Gal-Tex
                                          Management Company. President and
                                          Director, November 1995 to present,
                                          Gal-Tex Woodstock, Inc. Director,
                                          November 1982 to present, Securities
                                          Management and Research, Inc.
                                          Director, September 1982 to present,
                                          ANREM Corporation. Director, March
                                          1985 to present, Colonel Museum, Inc.

HAROLD C. MACDONALD                       Director, April 1982 to present,
DIRECTOR                                  American National. Comptroller,
                                          December 1962 to present, The Moody
                                          Foundation. Director, November 1982 to
                                          present, American National Property
                                          and Casualty Company. Director,
                                          November 1982 to present, American
                                          National General Insurance Company.
                                          Director, March 1981 to August 1996,
                                          Seal Fleet, Inc. Director, 1995 to
                                          present, Pacific Property and
                                          Casualty, Inc.

E. DOUGLAS MCLEOD                         Director, April 1984 to present,
DIRECTOR                                  American National. Director, 1986 to
                                          present, ANREM Corporation. Director,
                                          October 1979 to present, National
                                          Western Life Insurance Company.
                                          Director, June 1984 to present,
                                          Independent County Mutual Fire
                                          Insurance Company of Texas. Attorney.
                                          Director of Development, May 1982 to
                                          present, The Moody Foundation. Owner
                                          of McLeod Properties. Past Member of
                                          State House of Representatives of the
                                          State of Texas. Chairman and Director,
                                          1988 to present, Moody Gardens, Inc.
                                          Vice President and Director, 1985 to
                                          present, Colonel Museum, Inc.
                                          Director, 1983 to present, Center for
                                          Transportation and Commerce.

FRANCES ANNE MOODY                        Director, April 1987 to present,
DIRECTOR                                  American National. Executive Director,
                                          January 1998 to present, and Regional
                                          Grants Advisor, September 1996 to
                                          present, The Moody Foundation.
                                          Director, 1990 to present, National
                                          Western Life Insurance Company.
                                          Executive Director, 1991 to present,
                                          The Moody Endowment. Investments,
                                          Dallas, Texas.

RUSSELL S. MOODY                          Director, April 1986 to present,
DIRECTOR                                  American National. Director, 1988 to
                                          March 1996, National Western Life
                                          Insurance Company. Director, 1981 to
                                          present, Gal-Tex Hotel Corporation.
                                          Director, 1982 to 1996, Seal Fleet,
                                          Inc.

WILLIAM L. MOODY IV                       Director, March 1951 to present,
DIRECTOR                                  American National. Director, January
                                          1969 to March 1996, Advisory Director,
                                          March 1996 to present, The Moody
                                          National Bank of Galveston. President
                                          and Director, May 1959 to present,
                                          Moody Ranches, Inc. Director, November
                                          1969 to present, American National
                                          Life Insurance Company of Texas. Board
                                          of Trustees, 1970 to present,
                                          Rosenberg Library. Director, 1970 to
                                          present, University of Texas Medical
                                          Branch Development Board.

JOE MAX TAYLOR                            Director, April 1992 to \present,
DIRECTOR                                  American National. Sheriff, 1980 to
                                          present, Galveston County, Texas.
                                          Director and President, 1988 to
                                          present, Moody Gardens, Inc. Director,
                                          1985 to present, Transitional Learning
                                          Community at Galveston. President,
                                          1981 to present, Galveston County
                                          Bail-Bond Board. Director, 1981 to
                                          present, Fifty Club Board of
                                          Galveston. Director, 1992 to present,
                                          Landry's Seafood Restaurants, Inc.
                                          Pre-Trial Release Board of Galveston
                                          County 1982 to present. Chairman, 1993
                                          to present, Juvenile Crime Prevention-
                                          Intervention Task Force. President's
                                          Cabinet, 1994 to present, University
                                          of Texas Medical Branch.

R.A. FRUEND                               Executive Vice President, Director of
EXECUTIVE VICE PRESIDENT                  Ordinary Agencies, April 1989 to
                                          present, American National. Director
                                          and Vice President, April 1989 to
                                          present, American National Life
                                          Insurance Company of Texas. Director,
                                          November 1979 to present, American
                                          National Property and Casualty
                                          Insurance Company. Director, November
                                          1981 to present, American National
                                          General Insurance Company. Director,
                                          November 1988 to present, Securities
                                          Management and Research, Inc.
                                          Director, 1995 to present, Pacific
                                          P & C, Inc. Director, November 1988 to
                                          present, American National Insurance
                                          Service Company. Director, December
                                          1995 to present, ANPAC Lloyds
                                          Insurance Management, Inc. Director,
                                          December 1995 to present, American
                                          National Lloyds Insurance Company.

B.J. GARRISON                             Executive Vice President, Director of
EXECUTIVE VICE PRESIDENT                  Home Service Division, April 1991 to
                                          present, American National. Director,
                                          February 1993 until company was merged
                                          in December 1994, Commonwealth Life
                                          and Accident Insurance Company.

M.W. MCCROSKEY                            Executive Vice President-Investments,
EXECUTIVE VICE PRESIDENT                  1995 to present, and Senior Vice
                                          President-Real Estate and Mortgage
                                          Loans, 1986 to 1995, American
                                          National. Director, June 1977 to
                                          present, and President, October 1986
                                          to present, ANREM Corporation.
                                          Assistant Secretary, December 1986 to
                                          present, American National Life
                                          Insurance Company of Texas. Vice
                                          President, May 1988 to present,
                                          Standard Life and Accident Insurance
                                          Company. President and Director, 1995
                                          to present, ANTAC, Inc. President,
                                          Chief Executive Officer and Director,
                                          1994 to present, Securities Management
                                          and Research, Inc. President and
                                          Director, 1994 to present, American
                                          National Funds Group. President and
                                          Director, 1994 to present, SM&R
                                          Capital Funds, Inc. President and
                                          Director, 1994 to present, American
                                          National Investment Accounts, Inc.
                                          Vice President, 1995 to present,
                                          Pacific P & C, Inc. Vice President,
                                          May 1994 to present, Garden State Life
                                          Insurance Company. Vice President,
                                          June 1994 to present, American
                                          National Property and Casualty
                                          Company. Vice President, June 1994 to
                                          present, American National General
                                          Insurance Company.

J.E. POZZI                                Executive Vice President, Independent
EXECUTIVE VICE PRESIDENT                  Markets, April 1996 to present. Senior
                                          Vice President, Corporate Planning and
                                          Development, June 1992 to April 1996,
                                          American National. Vice President,
                                          April 1993 to present, American
                                          National Life Insurance Company of
                                          Texas.

R.J. WELCH                                Executive Vice President and Chief
EXECUTIVE VICE PRESIDENT                  Actuary, April 1996 to present. Senior
                                          Vice President and Chief Actuary,
                                          April 1986 to April 1996, American
                                          National. Director, December 1987 to
                                          present, Standard Life and Accident
                                          Insurance Company. Director, November
                                          1987 to present, American National
                                          Property and Casualty Company.
                                          Director, November 1987 to present,
                                          American National General Insurance
                                          Company. Director, November 1986 to
                                          present, Actuary, April 1980 to
                                          present, and Senior Vice President,
                                          April 1990 to present, American
                                          National Life Insurance Company of
                                          Texas. Vice President, until company
                                          was merged in December 1994,
                                          Commonwealth Life and Accident
                                          Insurance Company. Chairman of the
                                          Board and Director, June 1992 to
                                          present, Garden State Life Insurance
                                          Company. Director, 1995 to present,
                                          Pacific P & C, Inc. Director, December
                                          1995 to present, American National
                                          Insurance Service Company.

C.H. ADDISON                              Senior Vice President, Systems
SENIOR VICE PRESIDENT                     Planning and Computing, April 1978 to
                                          present, American National. Director,
                                          November 1981 to present, American
                                          National Property and Casualty
                                          Company. Director, November 1981 to
                                          present, American National General
                                          Insurance Company. Director, 1995 to
                                          present, Pacific P & C, Inc. Director,
                                          January 1996 to present, Standard Life
                                          and Accident Insurance Company.

A.L. AMATO                                Senior Vice President, Life Policy
SENIOR VICE PRESIDENT                     Administration, April 1994 to present,
                                          Vice President, Life Policy
                                          Administration, April 1984 to April
                                          1994, American National. Vice
                                          President, May 1984 to present,
                                          American National Life Insurance
                                          Company of Texas. Vice President,
                                          August 1992 to present, Director,
                                          August 1992 to December 1993, and
                                          Advisory Director, December 1993 to
                                          present, Garden State Life Insurance
                                          Company. Director, August 1992 until
                                          company was merged in December 1994,
                                          Commonwealth Life and Accident
                                          Insurance Company.

G.C. LANGLEY                              Senior Vice President, Human
SENIOR VICE PRESIDENT                     Resources, November 1995 to present.
                                          Vice President, Assistant Personnel
                                          Director, April 1983 to November 1995.
                                          Assistant Vice President, Equal
                                          Employment Opportunity/Affirmative
                                          Action Program Coordinator, April 1976
                                          to April 1983, and Assistant Vice
                                          President, Personnel Placement
                                          Director, April 1969 to April 1976,
                                          American National.

G.L. NOELLE                               Senior Vice President, Health
SENIOR VICE PRESIDENT                     Operations, April 1996 to present,
                                          American National. Executive Vice
                                          President, February 1994 to April
                                          1996, Philadelphia American Life
                                          Insurance Company. Senior Vice
                                          President, October 1992 to January
                                          1994, Accel International.

S.E. PAVLICEK                             Senior Vice President and Controller,
SENIOR VICE PRESIDENT AND                 April 1996 to present, Vice President
CONTROLLER                                and Controller, 1994 to April 1996,
                                          and Assistant Vice President -
                                          Financial Reports, 1983 to 1994,
                                          American National. Assistant
                                          Treasurer, 1995 to present, ANTAC,
                                          Inc. Controller, June 1992 to present,
                                          Garden State Life Insurance Company.
                                          Controller, August 1994 to present,
                                          American National Life Insurance
                                          Company of Texas.

J.R. THOMASON                             Senior Vice President, Credit
SENIOR VICE PRESIDENT                     Insurance Services, April 1987 to
                                          present, American National.

G.W. TOLMAN                               Senior Vice President, Corporate
SENIOR VICE PRESIDENT                     Affairs, April 1996 to present, and
                                          Vice President, Corporate Affairs,
                                          April 1976 to April 1996, American
                                          National.

V.E. SOLER, JR.                           Vice President, Secretary and
VICE PRESIDENT, SECRETARY AND             Treasurer, 1994 to present, and Vice
TREASURER                                 President and Controller, March, 1984
                                          to 1994, American National. Treasurer,
                                          October 1984 to present, ANREM
                                          Corporation. Treasurer, April 1984 to
                                          present, Controller, April 1984 to
                                          August 1994, and Secretary, August
                                          1994 to present, American National
                                          Life Insurance Company of Texas.
                                          Assistant Secretary, January 1996 to
                                          present, Standard Life and Accident
                                          Insurance Company. Secretary, 1995 to
                                          present, ANTAC, Inc. Secretary and
                                          Treasurer, August 1994 to present,
                                          Garden State Life Insurance Company.
                                          Assistant Secretary, August 1994 to
                                          present, American National Property
                                          and Casualty Company. Assistant
                                          Secretary, American National General
                                          Insurance Company.

The principal business address of each person listed above is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

--------------------------------------------------------------------------------
                                 LEGAL MATTERS


  All matters of Texas law pertaining to the Policy, including the validity of the Policy and American National's right to issue the Policy under Texas insurance law, have been passed upon by Greer, Herz and Adams, L.L.P., General Counsel.


--------------------------------------------------------------------------------
                               LEGAL PROCEEDINGS


  There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. American National is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.


--------------------------------------------------------------------------------
                                    EXPERTS


  The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 1997 and 1996, and for the years then ended, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Actuarial matters included in the Prospectus have been examined by Rex D. Hemme, as stated in the opinion filed as an exhibit to the registration statement.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION


  A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, American National and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.


--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS


  The financial statements of American National which are included in this Prospectus should be considered only as bearing on the ability of American National to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


--------------------------------------------------------------------------------
                                    APPENDIX


   ILLUSTRATIONS OF DEATH BENEFITS, ACCUMULATION VALUES AND SURRENDER VALUES


  THE PURPOSE OF THE TABLES ON PAGESXX AND XX IS TO ILLUSTRATE HOW THE ACCUMULATION VALUE, SURRENDER VALUE AND DEATH BENEFIT OF A POLICY (THE "VALUES") MAY CHANGE WITH THE INVESTMENT EXPERIENCE OF THE AMERICAN NATIONAL FUND, THE FIDELITY FUNDS AND THE T. ROWE PRICE FUNDS. THESE ILLUSTRATIONS ARE HYPOTHETICAL AND MAY NOT BE USED TO PROJECT OR PREDICT INVESTMENT RESULTS.

  The tables illustrate how the Values of a Policy issued to an Insured of a given age and specified underwriting risk classification who pays the given premium at the beginning of each Policy Year would vary over time if, in each Policy Year, the gross annual investment rate of return (i.e. investment income and capital gains and losses, realized and unrealized) on the assets held in each Eligible Portfolio equaled a hypothetical annual rate of 0%, 6% or 12%. The tables illustrate a Policy of $100,000 Specified Amount issued to a male, age 45, under a preferred tobacco non-user underwriting risk classification. The Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above and below those averages for individual Policy Years, or if the Insured were assigned to a different underwriting risk classification, or if the Policyowner elects to stop paying premiums or makes unscheduled premium payments or otherwise varies the amount, frequency, or timing of premium payments.

  The second column of the tables shows the value of the premiums paid accumulated at a 5% annual interest rate. Other columns show the Death Benefit, Accumulation Value and Surrender Value. The table on pageXX is based on the current schedule of Monthly Deductions. These reflect the basis on which American National currently sells its policies. This is not to be construed as guarantees or estimates of amounts to be paid in the future. American National reserves the right to change the current schedule of Monthly Deductions at any time and for any reason. The Values shown in the table on page XX are based on the assumption that the maximum allowable Monthly Deductions are made throughout the life of the Policy.

The Values illustrated reflect the fact that the net investment return of each Subaccount is lower than the gross return of the assets held in its corresponding Eligible Portfolio as a result of investment advisory fees, management fees and other expenses incurred by the Eligible Portfolios and charges levied against the Subaccounts. Illustrations assume investment advisory and management fees equivalent to a hypothetical annual rate of .XX% and other expenses equivalent to a hypothetical annual rate of .XX% of net assets for each Eligible Portfolio. The investment advisory and management fees assumption and the other expenses assumption equal simple averages, for all Eligible Portfolios, of the "Management Fees" and "Other Expenses", respectively, indicated for each Eligible Portfolio in the table "Eligible Portfolio Annual Expenses" in this Prospectus. Certain expense reimbursement arrangements exist and are reflected in these assumptions. Under its Administrative Service Agreement with the American National Fund, Securities Management and Research, Inc. ("SM&R"), the American National Fund's investment advisor and manager, has agreed to pay (or to reimburse each portfolio for) each portfolio's expenses (including the advisory fee and administrative services fee paid to SM&R, but exclusive of interest, commissions and other expenses incidental to portfolio transactions) in excess of XX% per year of such portfolio's average daily net assets. In addition, SM&R has entered into a separate undertaking with the American National Fund effective May 1, 1994 until April 30, 1999, pursuant to which SM&R has agreed to reimburse the AN Money Market Portfolio and the AN Growth Portfolio for expenses in excess of XX%; the AN Balanced Portfolio for expenses in excess of XX% and the AN Managed Portfolio for expenses in excess of XX%, of each of such portfolio's average daily net assets during such period. SM&R is under no obligation to renew this undertaking for any portfolio at the end of such period. Without reimbursement, management fees and the total portfolio annual expense would have been XX% and XX%, respectively, for AN Money Market Portfolio; XX% and XX%, respectively, for AN Growth Portfolio; XX% and XX%, respectively, for AN Balanced Portfolio; and XX% and XX%, respectively, for AN Managed Portfolio, of each of such portfolio's average daily net assets. The VIP II Index 500 Portfolio's expenses were voluntarily reduced by the portfolio's investment advisor. Absent reimbursement, management fee, other expenses and total expenses would have been XX%, XX% and XX%, respectively. A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses would have been XX% for the VIP II Asset Manager Portfolio, XX% for the VIP II Contrafund Portfolio, XX% for the VIP II Asset Manager: Growth Portfolio and XX% for the VIP Growth Portfolio. As long as such agreements continue for an Eligible Portfolio, it will lower such Eligible Portfolio's expenses and increase its net rate of return. Illustrations also reflect the Daily Asset Charge, which is levied against each Subaccount at an annual rate of 1.25% of average daily Accumulation Value. After adjustment to reflect these amounts, the illustrated hypothetical gross annual investment rates of return of 0%, 6% and 12% correspond to approximate hypothetical net annual rates of XX%, XX% and XX%, respectively.

  The illustrations do not reflect any charges for federal income tax burden attributable to the Separate Account, since American National is not currently making such charges. However, such charges may be made in the future, and in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the Values illustrated. (See Federal Income Tax Considerations, page XX.)

  The tables illustrate the Values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all premiums are allocated to the Separate Account, if no Policy loans have been made, and Death Benefit Option A had been selected. If a Policy Loan is effectuated, both Surrender Value and Death Benefit Proceeds will be reduced by the amount of outstanding Policy Debt. Even if repaid, Policy Debt may permanently affect the Policy's Values. The effect could be favorable or unfavorable depending on whether the investment performance of the Subaccount(s)/Fixed Account selected by the Policyowner is less than or greater than the interest rate credited to the Accumulation Value held in the General Account to secure the loan. The tables are also based on the assumption that the Policyowner has not requested an increase or decrease in the Specified Amount, that no partial surrenders have been made, no riders have been added, there have been no transfers to the Fixed Account, and that no more than twelve transfers among Subaccounts have been made in any Policy Year so that no transfer charges have been incurred. If a partial surrender is effectuated, it will immediately reduce the Policy Values by the sum of the amount of the partial surrender, a $25 fee for each partial surrender and any applicable surrender charge. If the Policy is surrendered, a surrender charge may be imposed and it is possible the Policyowner may receive less than the total premium paid. In the illustrations, the difference between the Accumulation Value and the Surrender Value in any year is the surrender charge. A surrender charge may also be assessed if a decrease in Specified Amount, a change in Death Benefit option that results in a decrease in Specified Amount, or a partial surrender is effectuated. In addition, a $25 partial surrender fee is assessed on each partial surrender. Each Policy Year, the first twelve transfers among the Subaccounts or from the Subaccounts to the Fixed Account are free of charge. A $10 charge is imposed each additional time such transfers are made each Policy Year. Illustrated Values would be different if the proposed Insured were female (unless the Policy is not issued on a sex distinct basis), tobacco user, in a standard or substandard risk classification or another Age at Issue; or if a higher or lower premium was illustrated, another Specified Amount was selected, or Death Benefit Option B had been selected.

  Upon request, American National will provide a comparable illustration based upon the proposed Insured's age, sex and underwriting classification, the Specified Amount, the Death Benefit option, and Planned Periodic Premium schedule requested, and any available riders requested.

                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                      VARIABLE UNIVERSAL LIFE INSURANCE II


              DEATH BENEFIT OPTION A; SPECIFIED AMOUNT - $100,000
                       PREFERRED MALE        ISSUE AGE 45
                                TOBACCO NON-USER

                          CURRENT SCHEDULE OF CHARGES
  PLANNED PERIODIC PREMIUM OF $1,800 PAID AT THE BEGINNING OF EACH POLICY YEAR
--------------------------------------------------------------------------------
                   VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                      ANNUAL INVESTMENT RATES OF RETURN OF
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                             0%                                   6%                                12%
-----------------------------------------------------------------------------------------------------------------------
    END OF     PREMIUMS
    POLICY    ACCUMULATED   ACCUMULATION  SURRENDER    DEATH   ACCUMULATION  SURRENDER    DEATH  ACCUMULATION  SURRENDER    DEATH
     YEAR        AT 5%         VALUE        VALUE     BENEFIT     VALUE        VALUE     BENEFIT    VALUE        VALUE     BENEFIT
------------------------------------------------------------------------------------------------------------------------

      1             1,890                         0   100,000                        0   100,000                       0   100,000
      2             3,875                         0   100,000                      211   100,000                     517   100,000
      3             5,958                     1,376   100,000                    1,962   100,000                   2,595   100,000
      4             8,146                     2,795   100,000                    3,769   100,000                   4,867   100,000
      5            10,443                     4,171   100,000                    5,635   100,000                   7,350   100,000
      6            12,856                     5,817   100,000                    7,872   100,000                  10,377   100,000
      7            15,388                     7,420   100,000                   10,169   100,000                  13,658   100,000
      8            18,048                     8,976   100,000                   12,525   100,000                  17,215   100,000
      9            20,840                    10,485   100,000                   14,941   100,000                  21,077   100,000
     10            23,772                    11,942   100,000                   17,416   100,000                  25,271   100,000
     15            40,783                    18,491   100,000                   30,804   100,000                  52,654   100,000
     20            62,495                    22,085   100,000                   44,545   100,000                  94,301   115,047
     25            90,204                    23,760   100,000                   60,603   100,000                 160,639   186,341
     30           125,569                    22,484   100,000                   79,977   100,000                 265,781   284,386
    AGE 65         62,495                    22,085   100,000                   44,545   100,000                  94,301   115,047

                     *  GUARANTEED COVERAGE PREMIUM $1,260

Until age 95, under Death Benefit Option A the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable corridor percentage or Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Policy. The Death Benefit at age 95 and thereafer equals the Accumulation Value.

American National agrees to keep the Policy in force during the first 3 Policy Years and provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by the Policy will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

Accumulation Value, Surrender Value and Death Benefit may be different if premiums are paid with a different frequency or timing or if of different amounts. Illustration assumes no Policy loan or partial surrender has been made. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, or 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.


                      AMERICAN NATIONAL INSURANCE COMPANY
                                ONE MOODY PLAZA
                          GALVESTON, TEXAS 77550-7999

                      VARIABLE UNIVERSAL LIFE INSURANCE II

              DEATH BENEFIT OPTION A; SPECIFIED AMOUNT - $100,000
                       PREFERRED MALE        ISSUE AGE 45
                                TOBACCO NON-USER

                         GUARANTEED SCHEDULE OF CHARGES
  PLANNED PERIODIC PREMIUM OF $1,800 PAID AT THE BEGINNING OF EACH
                                  POLICY YEAR
--------------------------------------------------------------------------------
                   VALUES BASED ON ASSUMED HYPOTHETICAL GROSS
                      ANNUAL INVESTMENT RATES OF RETURN OF
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                             0%                                   6%                                12%
------------------------------------------------------------------------------------------------------------------------
    END OF     PREMIUMS
    POLICY    ACCUMULATED   ACCUMULATION  SURRENDER    DEATH   ACCUMULATION  SURRENDER    DEATH  ACCUMULATION  SURRENDER    DEATH
     YEAR        AT 5%         VALUE        VALUE     BENEFIT     VALUE        VALUE     BENEFIT    VALUE        VALUE     BENEFIT
------------------------------------------------------------------------------------------------------------------------

      1          1,890                          0     100,000                      0     100,000                       0    100,000
      2          3,875                          0     100,000                      0     100,000                       0    100,000
      3          5,958                        393     100,000                    887     100,000                   1,425    100,000
      4          8,146                      1,469     100,000                  2,281     100,000                   3,200    100,000
      5         10,443                      2,494     100,000                  3,701     100,000                   5,123    100,000
      6         12,856                      3,778     100,000                  5,458     100,000                   7,519    100,000
      7         15,388                      5,006     100,000                  7,237     100,000                  10,090    100,000
      8         18,048                      6,170     100,000                  9,031     100,000                  12,847    100,000
      9         20,840                      7,267     100,000                 10,839     100,000                  15,809    100,000
     10         23,772                      8,292     100,000                 12,655     100,000                  18,992    100,000
     15         40,783                     12,166     100,000                 21,729     100,000                  39,152    100,000
     20         62,495                     11,593     100,000                 28,618     100,000                  68,512    100,000
     25         90,204                      6,032     100,000                 33,359     100,000                 116,986    135,704
     30        125,569                          0           0                 32,721     100,000                 193,250    206,778
   AGE 65       62,495                     11,593     100,000                 28,618     100,000                  68,512    100,000

                    *  GUARANTEED COVERAGE PREMIUM $1,260

Until age 95, under Death Benefit Option A the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable corridor percentage or Accumulation Value at the end of the Valuation Period that includes the date of the Insured's death. Corridor percentages are specified in the Policy. The Death Benefit at age 95 and thereafer equals the Accumulation Value.

American National agrees to keep the Policy in force during the first 3 Policy Years and provide a Guaranteed Coverage Benefit so long as the Guaranteed Coverage Premium is paid and other Policy provisions are met even though, in certain instances, the minimum payment allowed by the Policy will not, after the payment of Monthly Deductions, generate positive Surrender Value at one or more points during such period.

Accumulation Value, Surrender Value and Death Benefit may be different if premiums are paid with a different frequency or timing or if of different amounts. Illustration assumes no Policy loan or partial surrender has been made. Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN NOR A SUGGESTION THAT SUCH RESULTS WILL BE ACHIEVED . ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER, DIFFERENT RETURNS OF ELIGIBLE PORTFOLIOS, PREVAILING INTEREST RATES AND RATES OF INFLATION. NO REPRESENTATIONS CAN BE MADE BY AMERICAN NATIONAL THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. ALTHOUGH THE ACTUAL RATES OF RETURN MAY AVERAGE 0%, 6%, or 12% OVER A PERIOD OF YEARS, IF THEY HAVE FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS THE ACCUMULATION VALUE, DEATH BENEFIT AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE.

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

     [The representation required by Section 26(e)(2)(A) of the Investment Company Act of 1940 will be included in a pre-effective amendment.]

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The cross reference sheet
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     Signatures.
     Written Consents (to be filed by pre-effective amendment).
     The following exhibits, corresponding to those required by the instructions as to exhibits in Form N-8B-2:

(1)  Form of Resolution of the Board
     of Directors of American National


     Insurance Company authorizing
     establishment of American National
     Variable Life Separate Account.................... Attached hereto as Exhibit "1"

(2)  Not Applicable

(3)  (a)  Distribution and Administrative
          Services Agreement..........................  Attached hereto as Exhibit "3a"

     (b)  Not Applicable

     (c)  Schedule of Sales Commissions...............  To be filed by pre-effective amendment

(4)  Not Applicable

(5)  Flexible Premium Variable Life
     Insurance Policy.................................  Keep with change to "5"

(6)  Articles of Incorporation of
     American National Insurance Company..............  Attached hereto as Exhibit "6a"

     By-laws of American National
     Insurance Company................................  Attached hereto as Exhibit "6b"

(7)  Not Applicable

(8)  Form of American National Investment
     Accounts, Inc. Fund Participation
     Agreement........................................  Attached hereto as Exhibit "8a"

     Form of Variable Insurance Products Fund
     Fund Participation Agreement.....................  Attached hereto as Exhibit "8b"

     Form of Variable Insurance Products Fund II
     Fund Participation Agreement.....................  Attached hereto as Exhibit "8c"

     Form of Variable Insurance Products Fund III
     Fund Participation Agreement.....................  Attached hereto as Exhibit "8d"

     Form of T. Rowe Price Fund
     Participation Agreement..........................  Attached hereto as Exhibit "8e"


(9)     Not Applicable

(10)    Application Form..............................  To be filed by pre-effective amendment

(11)    Independent Auditors' Consent................   To be filed by pre-effective amendment

(12)    Opinion of Counsel...........................   To be filed by pre-effective amendment

(13)    Consent of Counsel...........................   To be filed by pre-effective amendment

(14)    Actuarial Opinion............................   To be filed by pre-effective amendment

(15)    Procedures Memorandum Pursuant to
        Rule 6e-3(T)(b)(12)(iii).....................   To be filed by pre-effective amendment

(27)    Financial Data Schedule.  To be filed by pre-effective amendment

                                   SIGNATURES

     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Galveston, and the State of Texas on the 24th day of February, 1998.

                         AMERICAN NATIONAL VARIABLE LIFE SEPARATE
                         ACCOUNT
                         (Registrant)

                              By:   AMERICAN NATIONAL INSURANCE
                                    COMPANY

                                    By: /s/ Robert L. Moody
                                    ____________________________________
                                    Robert L. Moody, Chairman of the Board,
                                    President and Chief Executive Officer

                         AMERICAN NATIONAL INSURANCE COMPANY
                         (Depositor)



                            By: /s/ Robert L. Moody
                            ____________________________________
                            Robert L. Moody, Chairman of the Board, President and Chief Executive Officer



ATTEST:

/s/ Vincent E. Soler, Jr.
_______________________________________
Vincent E. Soler, Jr.,
Vice President, Secretary and Treasurer

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                          Title                          Date
---------                          -----                          ----

/s/ Michael W. McCroskey    Executive Vice President -          February 23, 1998
________________________    Investments (Principal Financial    __________________
    Michael W. McCroskey    Officer)

/s/ Stephen E. Pavlicek     Senior Vice President and           February 23, 1998
________________________    Controller (Principal               __________________
    Stephen E. Pavlicek     Accounting Officer)


Signature                        Title                              Date
---------                        -----                              ----
/s/ Robert L. Moody           Chairman of the Board,              February 24, 1998
________________________      Director, President and Chief       __________________
    Robert L. Moody           Executive Officer)


/s/ G. Richard Ferdinandtsen                                      February 24, 1998
____________________________  Director                            __________________
    G. Richard Ferdinandtsen


/s/ Irwin M. Herz, Jr.                                            February 24, 1998
____________________________  Director                            __________________
Irwin M. Herz, Jr.


____________________________  Director                            __________________
    R. Eugene Lucas


/s/ E. Douglas McLeod                                             February 24, 1998
____________________________  Director                            __________________
    E. Douglas McLeod


____________________________  Director                            __________________
    Frances Anne Moody


____________________________  Director                            __________________
    Russell S. Moody


____________________________  Director                            __________________
    W. L. Moody IV


/s/ Joe Max Taylor                                                February 24, 1998
____________________________  Director                            __________________
    Joe Max Taylor